Sangoma Technologies Corporation

ANNUAL INFORMATION FORM

For the fiscal year ended June 30, 2024

September 18, 2024

TABLE OF CONTENTS

GENERAL    3
FORWARD LOOKING STATEMENTS    3
CORPORATE STRUCTURE    4
GENERAL DEVELOPMENT OF THE BUSINESS    5
DESCRIPTION OF THE BUSINESS    8
DESCRIPTION OF CAPITAL STRUCTURE    13
DIVIDENDS AND DISTRIBUTIONS    14
MARKET FOR SECURITIES    14
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER    15
DIRECTORS AND EXECUTIVE OFFICERS    16
AUDIT COMMITTEE INFORMATION    19
CEASE TRADE ORDERS    20
BANKRUPTCY AND INSOLVENCY    20
PENALTIES OR SANCTIONS    20
CONFLICTS OF INTEREST    20
RISK FACTORS    20
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS    57
LEGAL PROCEEDINGS AND REGULATORY ACTIONS    57
TRANSFER AGENT AND REGISTRAR    57
MATERIAL CONTRACTS    57
INTERESTS OF EXPERTS    57
ADDITIONAL INFORMATION    58
GLOSSARY OF TECHNICAL TERMS    58

GENERAL

The information in this Annual Information Form is presented as of June 30, 2024, unless otherwise indicated.

Unless otherwise indicated, or the context otherwise requires, references in this Annual Information Form to “Sangoma”, “the Company”, “we”, “us” or “our” refer to Sangoma Technologies Corporation and its subsidiaries together and all references to “$” or “dollars” are to United States dollars.

FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward-looking information” within the meaning of applicable securities laws, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking information is generally identifiable by use of the words ‘‘believes”, “may”, “plans”, “will”, “anticipates”, “intends”, “could”, “should”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.

Forward-looking information in this Annual Information Form includes, but is not limited to, statements concerning estimates of expected expenditures, expected future product development, expected future production and outcomes, anticipated cash flows, and other statements which are not historical facts.

Although we believe that our expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially and adversely from those projected, estimated or anticipated in forward-looking statements. Readers are cautioned not to place any undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, estimations, projections or expectations upon which they are based will occur. Except as required by applicable law, we undertake no obligation to revise or update any forward-looking statements for any reason, including, but not limited to, if circumstances or management’s estimates or opinions should change, or if new facts shall subsequently be made available or come to light.

Readers are cautioned that these forward-looking statements are only predictions and are, therefore, inherently subject to business, economic and competitive risks, uncertainties, and assumptions, both general and specific, that are extremely difficult to accurately predict, including those identified below and in the section “Risk Factors” herein. These known and unknown risk factors could cause the actual results, performance or achievements to be materially and adversely different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this Annual Information Form. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained herein include, but are not limited to, changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022 (and associated changes in global trade policies and economic sanctions).

A more complete discussion of the risks and uncertainties facing the Company is disclosed under the heading “Risk Factors” in this Annual Information Form, as well as in any continuous disclosure filings of the Company made with Canadian securities regulatory authorities, each of which are available a www.sedarplus.ca and www.sec.gov.

All forward-looking information in this Annual Information Form is qualified in its entirety by this cautionary statement and we disclaim any obligation to revise or update such forward-looking information to reflect future results, events, or developments, except as required by law.

CORPORATE STRUCTURE

Name, Address and Incorporation

Sangoma Technologies Corporation is an Ontario corporation existing under the Business Corporations Act (Ontario) (the “OBCA”). The Company was formed on July 1, 2001 by way of a vertical short-form amalgamation among Sangoma.com Inc. and 1056574 Ontario Limited and 883750 Ontario Limited, each, a wholly-owned subsidiary of Sangoma.com Inc., pursuant to the OBCA (the “Amalgamation”). Pursuant to the Amalgamation, all of the shares in the capital of Sangoma.com Inc. converted into shares of the capital of the amalgamated corporation, then named “Sangoma.com Inc.” Subsequently, on October 18, 2001, the Company changed its name to “Sangoma Technologies Corporation”.

The registered and head office of Sangoma is located at 100 Renfrew Drive, Suite 100, Markham, Ontario L3R 9R6. The Company’s website address is: www.sangoma.com. The information on Sangoma’s website is not incorporated by reference in this Annual Information Form.

Intercorporate Relationships

The following chart outlines Sangoma’s corporate structure and identifies the jurisdictions of each of our material subsidiaries as at September 18, 2024.

GENERAL DEVELOPMENT OF THE BUSINESS

Share Registration & Acceleration

On March 29, 2023, Sangoma filed a resale registration statement on Form F-3 (the "Resale Registration Statement") with the Securities and Exchange Commission (the "SEC") for the registration of 12,271,637 of its common shares (“Common Shares”) previously issued or to be issued pursuant to the terms of that certain stock purchase agreement previously entered into by Sangoma in connection with the StarBlue Acquisition. The Resale Registration Statement was declared effective by the SEC on April 12, 2023, and the remaining 9,142,856 Common Shares that were to be issued on a quarterly basis over the next three years pursuant to the StarBlue Acquisition were all issued on May 9, 2023.

Credit Facility

On October 18, 2019 the Company entered into a new credit agreement (the “Original Credit Agreement”) in favour of its subsidiaries, Sangoma Technologies Inc. and Sangoma US Inc. (the “Borrowers”) with inter alia The Toronto-Dominion Bank and The Bank of Montreal, as lenders (the “Lenders”). Under the terms of the Original Credit Agreement, the Lenders provided the Borrowers with a term loan facility to refinance the Company’s existing credit facilities and to fund part of the Company’s acquisition of VoIP Innovations on October 19, 2019.

On March 31, 2021 the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which amended and restated the Original Credit Agreement to allow the Company to fund part of the StarBlue Acquisition (as hereinafter defined).

On March 28, 2022 the Company entered into the second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) which amended and restated the Amended and Restated Credit Agreement to allow the Company to fund part of the NetFortris Acquisition (as hereinafter defined). The Second Amended and Restated Credit Agreement is comprised of: (i) a $6 million revolving credit facility, (ii) a $21.75 million term credit facility, which was used to partially fund the VI Acquisition (iii) a $45.94 million term credit facility, which was used to partially fund the StarBlue Acquisition, (iv) a $45 million term credit facility, which was used to partially fund the NetFortris Acquisition, and (v) a $1.5 million swingline credit facility.

On June 28, 2022 the Company entered into that certain First Amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the Term 3 Facility quarterly principal instalments.

On April 6, 2023 the Company entered into that certain Second Amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to increase the amount of the revolving credit facility from $6 million to $20 million and the amount of the swingline credit facility from $1.5 million to $5 million.

On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

NetFortris Acquisition

On March 28, 2022, the Company acquired all of the shares of NetFortris Corporation (the “NetFortris Acquisition”) pursuant to a share purchase agreement (the “”NetFortris Purchase Agreement) from the sellers therein (the “NetFortris Sellers”). The acquisition represented the opportunity to further accelerate Sangoma into the upper echelon of SaaS communications providers, and extends our industry leading suite of cloud services with the new MSP capabilities, enabling customers to get more and more of their communications needs met by Sangoma. Under the terms of the NetFortris Purchase Agreement, Sangoma acquired all of the shares of NetFortris for aggregate consideration of (i) 1,494,536 Common Shares issued at closing, (ii) net cash consideration of $48.71 million, and (iii) up to $12 million in contingent consideration if certain business performance metrics were satisfied after 12 months from the closing date.

Following the 12-month earn-out period, the Company determined that the NetFortris Sellers were entitled to $5.5 million of the possible $12 million in contingent consideration, which amount was paid in full in April 2023. There are no further earn-out payments owing by the Company in connection with the NetFortris Acquisition.

TSX and Nasdaq Listings

On November 1, 2021 the Company’s Common Shares were delisted from the TSX Venture Exchange (the “TSX-V”) and listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “STC”. On December 16, 2021, the

Company’s Common Shares were listed for trading on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “SANG”.

Share Consolidation

On November 2, 2021, the Company implemented a consolidation of its outstanding Common Shares on the basis of one new Common Share for every seven currently outstanding Common Shares (the “Share Consolidation”).

StarBlue Acquisition

On March 31, 2021, the Company acquired (the “StarBlue Acquisition”) all of the shares of StarBlue Inc. (“StarBlue”) (the parent company of Star2Star Communications, LLC (“Star2Star”)) from Star2Star Holdings, LLC (“Holdings”) and Blue Face Holdings Limited (collectively, the “Sellers”). The Company paid an aggregate purchase price of $381,636,405, which comprised of $109,392,033 cash consideration (adjusted from $105,000,000 as a result of initial closing adjustments), 15,714,285 Common Shares at a discounted value of $258,975,372, and an additional consideration payable for future tax benefit in the amount of $13,269,000. The Company issued 3,018,685 Common Shares (3,142,857 Common Shares less 124,172 Common Shares representing a holdback for indemnification purposes) on closing of the acquisition, with the remaining 12,571,428 Common Shares to be issued and distributed in fourteen quarterly installments commencing on April 1, 2022. On April 5, 2022, 857,142 Common Shares were issued to StarBlue sellers in accordance with the share purchase agreement and following this issuance 11,838,458 shares remained to be issued. All shares were subsequently issued and registered as described under the heading “Share Registration and Acceleration” above. The Company acquired Star2Star to expand and broaden its suite of service offerings, add key customers and realize synergies by removing redundancies. Please refer to Note 20 of the audited consolidated financial statements of the Company for the years ended June 30, 2023 and 2022, together with the notes thereto and the auditor’s report thereon for additional details relating to the StarBlue Acquisition.

The StarBlue Acquisition was a significant acquisition under National Instrument 51-102 - Continuous Disclosure Obligations and the Company filed a Form 51-102F4 - Business Acquisition Report on SEDAR on June 14, 2021 which is available under the Company’s SEDAR profile at www.sedar.com.

July 2020 Prospectus Offering

On July 30, 2020, Sangoma completed an offering by way of a prospectus supplement to the Company’s short form base shelf prospectus dated June 29, 2020, of 5,000,857 Common Shares at a price of C$16.10 per share for aggregate gross proceeds of C$80,513,800 (the “2020 Offering”) The 2020 Offering was completed through a syndicate of underwriters (the “2020 Offering Underwriters”), led by Cormark Securities Inc. The 2020 Offering Underwriters were paid a cash commission of 6.0% of the gross proceeds of the 2020 Offering in consideration for the services rendered by them.

.e4 LLC Acquisition

On February 29, 2020 the Company acquired .e4, LLC in order to strengthen its sales capabilities in its open source ecosystem.

DESCRIPTION OF THE BUSINESS

Overview

Sangoma’s products and services are used by leading companies throughout the world and in leading UC, PBX, IVR, contact center, carrier networks, and data communication applications worldwide. Sangoma’s portfolio of products also enable service providers, enterprises, small to mid-sized businesses (“SMBs”), and original equipment manufacturers (“OEMs”) alike to leverage their existing infrastructure for maximum financial return, while still delivering the most advanced applications and services from the latest technologies available. Please refer to the Glossary of Technical Terms for detailed definitions of terms used throughout this AIF.

Communications as a Service (CaaS) Portfolio

Sangoma is a trusted leader in delivering value-based Communications as a Service solutions for businesses of all sizes. The value-based communications segment includes small businesses to large enterprises who are looking for all the advantages of cloud-based communications at a fair price. Sangoma’s current Communications as a Service offerings are typically offered with monthly, yearly, or multi-year contracts and include:

Unified Communications as a Service (“UCaaS”)
Trunking as a Service (“TaaS”)
Contact Center as a Service (“CCaaS”)
Communications Platform as a Service (“CPaaS”)
Video Meetings as a Service (“MaaS”)
Collaboration as a Service (“Collab aaS”)

Unified Communications as a Service (UCaaS)

Sangoma’s UC solutions are business communication systems (PBX’s with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that can be deployed on-premise or hosted in the Cloud, allowing businesses to select the best option for their needs. Unified Communication systems, because of their mobility features such as having the business phone number ring on an app on your smartphone and/or desktop and instant messaging capability, enable remote work and work from home much more efficiently. Sangoma’s Unified Communication solutions fully integrate with our phones, soft clients, and network interoperability products to provide a fully interoperable solution from a single vendor.

Cloud-Based Business Phone Solution

Sangoma offers its customers full-scale cloud-based Unified Communications solutions. With Sangoma, businesses can get contact center, mobility, softphone, call control, and productivity features included for every user at a reasonable price. Sangoma’s hosted phone service delivers the customer experience businesses demand at an affordable price point. Customers can also choose pre-provisioned phones that customers simply plug into their network.

On-Premise Business Phone Solution

Sangoma also offers the more traditional on-premise UC phone system, for businesses still wanting to deploy their business phone system on premise. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity necessary.

IP Deskphones, Headsets and UC Clients: Sangoma provides desktop and softphone collaboration clients that integrate seamlessly with our UC solution offerings and deliver UC features (presence, contacts, chat, calling, audio and video conferencing, etc.) from a single application, on any device, at any location.

IP Deskphones: Sangoma offers a full line of phones that work with both our cloud and on-premise systems that are perfect for every user type, from casual to call center to managers and executives. Sangoma’s product line includes entry-level, mid-range, and executive- level phones. All models include HD Voice and plug-and-play deployment. Sangoma’s range of IP phones are customized to seamlessly integrate with all of our UC Systems and provide zero touch installation, simplified system management, and instant access to a wide range of features.

Headsets: Sangoma also offers headsets that either work in conjunction with the desktop phones (by plugging into the phone) or work in conjunction to our desktop soft client (by plugging directly into the computer). These headsets enable roaming of up to 325 feet from the phone or desk computer.

UC Clients and Softphones: Unified Communication Clients (or softphones) are used to make or receive phone calls with your business phone number and can be used as your main phone or as an extension of your desk phone. They are available as an app on your smartphone or computer. These UC clients have enabled employees to work remote seamlessly by enabling phone calls to customers and other employees as if they were in a physical office. Sangoma offers UC clients with all of our Unified Communication / Business phone system product lines.

Trunking as a Service

SIP trunks deliver Internet-based telephony services to businesses using their existing internet connection, eliminating the need for separate traditional PSTN or digital telecom connections. SIP trunking is fast becoming the technology of choice to interconnect an IP PBX system to a telephone company. The main drivers are cost efficiencies (over fixed lines such as ISDN or analog lines from incumbent telcos) and end-to-end UC features/transparency. Cost efficiencies are realized because SIP trunking uses already-available broadband connections at customer premises. Sangoma offers both retail and wholesale SIP Trunking which allows our customers to choose the service that best meets their needs. Either service offers DIDs and number porting.

Retail SIP Trunking

Retail SIP trunking offers predictable monthly expenses with pricing based per trunk. SIPStation, Sangoma’s retail SIP trunking service, is seamlessly integrated into our various UC platforms, making it easy to get up and running. It also includes an integrated fax service option, enabling a business to send and receive faxes from a web interface or from a local fax machine. Typically, SMBs and enterprises would utilize this type of service.

Wholesale SIP Trunking

Sangoma’s wholesale SIP trunking offer is now available following the acquisition of VoIP Innovations. Pricing for wholesale SIP trunking is usage-based but with a larger monthly minimum commitment. This includes origination, termination, SMS/MMS, e911, and fraud mitigation. Typically, very large businesses or service providers who resell SIP trunks would utilize this type of service.

Fax as a Service

Faxing remains an important communications tool, yet VoIP networks are sometimes unable to send faxes reliably because fax standards are based on very specific timing that can be interrupted in VoIP systems, especially where there is substantial latency. Sangoma’s FoIP service, FaxStation, is a hosted service to remedy this problem, available with our TaaS. It features a telecom appliance with up to four analog connections for fax machines and operates in concert with Sangoma’s fax server data center to encrypt and package the fax communication to make it fail-safe. This is particularly useful for small businesses that rely on fax communications but also for industries with challenging network conditions, such as mining, oil rigs, and ship-to-shore over satellite.

Contact Center as a Service

CCaaS is our cloud-based contact center, or customer experience, offering. It provides robust contact center capabilities running in various ways: either standalone, in conjunction with our other cloud services (such as UCaaS), or integrated “inside” our UCaaS product in a simplified version. This latter solution is intended for ‘departmental’ type usage, by companies that are not pure-play contact centers, but that might have a department such as customer service or technical support that operate inside that company almost like a mini contact center.

Communications Platform as a Service

CPaaS allows developers to easily build services and applications using real-time communication features, such as voice, video, chat, and SMS, via the cloud. Our platform enables Sangoma, our integrator/developer partners, and advanced customers to build new communications services based on voice, rest APIs, WebRTC, and SMS. When running an application on a CPaaS platform, performance is critical. To ensure peak performance, Sangoma offers its own SIP trunking service, providing optimized connectivity in addition to easy access to phone numbers. Sangoma also sells a series of ‘applications’ (or Apps) based upon our CPaaS product that customers can purchase.

Video Meetings as a Service

Sangoma Meet is our video meetings, cloud-based service accessible from any device, be it desktop or mobile. It enables file sharing on screen so collaboration with co-workers is enhanced, integrates seamlessly with your calendar, and enables PSTN phone calls. Sangoma Meet is available in free and chargeable tiers.

Collaboration as a Service
Collab aaS is Sangoma’s cloud-based offering for enabling people to work together more productively. This service is called TeamHub. It allows users to interact using any of the various forms of communications, including chatting, calling, and video. TeamHub integrates Sangoma’s softphone client software applications (desktop and mobile) and is designed to allow communications to start in one mode (such as chat), and move through different modes very elegantly, in effect ‘upgrading’ that mode of communications to a voice call in real time, and/or upgrading that voice call to a video meeting.

MSP Portfolio

Sangoma’s cloud-based Managed Service Provider (“MSP”) offerings deliver mission critical communication services that businesses need and complement our full line of Communications as a Service solutions. The MSP product line is built upon a tightly integrated, enterprise grade, and end-to-end managed network, which is all supported by an expert 24/7 network engineering team. The current MSP offering includes three primary services:

Managed Security: Sangoma provides a cloud-based service, sometimes called Unified Threat Management (“UTM”), whereby the customers network, including voice and data traffic, are secured by intrusion prevention and detection capabilities. The network security service helps protect customers against attacks and data losses from spam, viruses, ransomware, botnets, etc.

Managed SD-WAN: Sangoma offers a cloud-based software-defined approach to managing a customer’s wide area network. The SD- WAN service enables network redundancy through the ability to manage multiple internet connections from multiple providers, which is seen as one seamless connection for the customer. If one connection fails, the customer does not lose connectivity and has uninterrupted uptime. The service also provides traffic shaping whereby certain types of traffic can be given priority or forced in priority.

Managed Access: Sangoma also provides a robust broadband connectivity solution, including network monitoring, analytics, backup, and a fully PCI-compliant offering for payment card and credit card transactions. Additionally, our Managed Access solution integrates with Managed Security and Managed SD-WAN services, delivering unique capabilities such as secure, end-to-end peering connections to critical destinations (such as Public Cloud sites like AWS and Azure) and Quality of Service commitments.

Network Interconnection Products

In addition to the CaaS and MSP offerings described above, Sangoma also offers network interconnection products. These products connect different types of networks together, such as VoIP networks to PSTN networks, or VoIP networks to mobile networks or different types of VoIP networks.

Session Border Controllers (SBCs)

Anytime two VoIP networks interconnect, issues of security and interoperability arise. SBCs can manage these issues, including provider-to-provider connections, provider-to-enterprise connections, and enterprise-to-enterprise connections. Sangoma’s SBCs are available as hardware appliances, as software-only solutions running on a virtual machine in hosted environments, or as a hybrid of both. The hybrid solution is unique to Sangoma and provides all the flexibility expected from virtual machine capability coupled with the scalability that is found in hardware-based solutions. Sangoma’s SBCs have broad interoperability certifications.

VoIP Gateways

VoIP gateways are needed any time voice traffic moves from a VoIP network to a traditional PSTN telephone network. As the traffic traverses these networks, there are issues that need to be resolved regarding both the media (the sound of the caller’s voice) and the signaling (the method used to control the media traveling over that connection).

In a service provider or carrier network, much larger gateways perform these same tasks. In addition, there are signaling protocols that are only used when carrier networks communicate with other carrier networks that are not included in the enterprise product line.

All Sangoma’s gateways have broad interoperability certifications.

PSTN Interface and Media Processing Boards

Sangoma’s complete line of boards connect and interface to the PSTN. Even though IP networks are growing and quickly becoming the standard, the PSTN still exists, and new communication solutions often need to connect to the PSTN. These boards are primarily used by communications solution developers in PC/Server based telecommunications systems that connect to the PSTN. They perform a very similar task to VoIP gateways, but are installed inside the server rather than being stand-alone devices. By providing customers with the option of using a PSTN interface board or a VoIP gateway, Sangoma maximizes flexibility based on installation requirements, particularly when space and power are at a premium. They may also be used in harsh conditions that require ruggedized servers.

Open-Source Software Products

Asterisk and FreePBX

Sangoma is the primary developer and sponsor of the Asterisk project, the world’s most widely used open-source communications software, and the FreePBX project, the world’s most widely used open-source PBX software.

Sangoma also offers revenue-generating products and services, beyond the open-source Asterisk or FreePBX software, to users of these open-source software projects. The types of products and services Sangoma offers includes software add-ons to Asterisk or FreePBX, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial/hardened versions of the PBX/UC software.

Customer Base

We currently have over 35,000 customers, which include distributors, resellers, enterprises, OEM manufactures, service providers and end users (ranging from small businesses to larger enterprises). No single customer accounted for more than 5% of our revenue for the fiscal year ended June 30, 2024 (“Fiscal 2024”).

We sell into over 134 countries around the globe, broken down geographically into the two (2) primary regions of North America and International.

We typically sell to large customers (including OEMs and carriers) using a direct sales model and to SMBs through a global network of distributors and resellers/integrators, as further described below.

Sales and Marketing

We market our services and solutions to both partners and end users. We employ a variety of means for generating leads, including but not limited to search engine marketing and optimization, online display advertising, content gating, attending tradeshow and conference events, conducting road shows across the globe, partnering with third parties, hosting webinars, and targeting specific geographic areas for local marketing. We utilize a sophisticated system for acquiring and nurturing leads that allows us to track our efforts and fine tune our strategies for moving prospects through the buying cycle.

Our products and services are sold both through our extensive channel network, made up of resellers, distributors, and master agents and to our direct customers as well. We provide our partners with a host of sales and marketing resources to help them effectively sell, implement, and support Sangoma solutions. Additionally, we employ salespeople in each geographic region to provide added support and product knowledge to our partners and customers. As we expand our global network, we focus on recruiting partners who expand our coverage area to bring Sangoma solutions to new locations around the globe.

In addition, VoIP Supply, LLC, which the Company acquired in July 2017, offers a unique marketing and sales channel that we leverage, including an efficient ecommerce transaction business, backed by a professional inside sales organization, and tailored marketing programs to attract and drive traffic to the website.

Research and Development

As a technology company, the Company is continuously working on a large number of projects across its broad portfolio of solutions. While the Company has introduced several new solutions to its product portfolio over the last few years, the majority of the Company’s investment in R&D is dedicated to sustaining, improving on and enhancing its broad portfolio of existing solutions that were previously acquired (see “General Development of the Business”). The Company believes that product innovation is essential to a technology company’s future. The Company also believes that R&D investment is necessary in order to address the needs of its wide-ranging group of customers (which include business of all sizes including service providers, carriers, enterprises, small and medium-sized businesses, and original equipment manufacturers) in more than 150 countries, to keep pace with technology developments in the cloud communications industry, to meaningfully compete in that industry, and to achieve and maintain market acceptance. The Company focuses on creating and introducing solutions to the market as soon as commercially practical and, thereafter, focuses on enhancements to further improve its solutions. Such introductions enable the Company to validate acceptance to some degree, and to get solutions to market efficiently in order to start generating revenue. Furthermore, the Company focuses on keeping its new development costs for new projects under control in a number of ways, including by reusing its existing code base where applicable and by leveraging open-source software.

Our history of successful strategic acquisitions in order to introduce new solutions to transition the business from a “product-focused” company to one with a significant base of recurring revenue derived from various Cloud solutions, subscriptions, maintenance/support and other recurring revenue opportunities will increase the predictability of our revenue stream and our long-term value, thereby enabling us to better meet our strategic objectives. (see “General Development of the Business”).

Our R&D personnel are skilled with deep domain expertise in the diverse areas of enterprise communications, Cloud, IP networking, UC, and mobile UC solutions. We work to continuously improve our R&D efforts through operational measurement, adoption of best practices, effective partnerships and investment in our people, including attracting and hiring personnel in various places around the world to provide us with the skills we require at cost-effective rates.

The Company incurred $39.54 million in R&D costs for Fiscal 2024, which represented approximately 16% of its sales for such period, higher than the $37.47 million for the fiscal year ended June 30, 2023 mostly as a result of the Company’s ongoing commitment to innovation.

Competition

We compete in the enterprise communication market providing solutions and services for transporting data, voice and video traffic across intranets, extranets, mobile networks and the Internet. These markets are characterized by rapid change, converging technologies and a migration to networking and communications solutions that offer relative advantages. These market factors represent both an opportunity and a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in our new product markets. As we continue to expand globally, we may see new competition in different geographic regions.

Competitors for our Cloud enterprise communication solutions include hosted and Cloud services providers, such as RingCentral, Inc., Cisco Systems, Inc. (which acquired Broadsoft, Inc.) 8X8, Inc., Mitel Networks Corp., Microsoft Teams, Jive/LogMeIn, Nextiva, Dialpad, Avaya Inc., and Vonage Holdings Corp. as well as other hosted PBX providers. Competitors for our TaaS offering include Bandwidth.com, Telnyx, Flowroute, ThinQ, and Peerless, amongst others.

Competitors for our On-premise enterprise communication solutions include traditional communications vendors and software vendors that are adding communications and collaboration solutions to their offerings. We compete against many traditional communications vendors, including Avaya Inc., Cisco Systems, Inc., Mitel Networks Corp., 3CX and Panasonic Corporation as well as other On-premise providers. We also compete with software vendors who, in recent years, have expanded their offerings to address portions of this UC market. This group of competitors includes Microsoft Corporation (via Skype), Google LLC, and Slack.

Competitors for our IP-Phone solutions include Poly Inc. (formerly Polycom, Inc.), VTech Holdings Limited and Yealink Inc. as well as other IP phone manufacturers.

Competitors for our network connectivity solutions include AudioCodes Ltd., Oracle (via their acquisition of Acme Packet) and Ribbon Communications Inc. as well as other providers.

Some of these companies compete across many of our product lines, while others are primarily focused in a specific product area. New ventures to create products that do or could compete with our products are regularly formed.

In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products, including some that may make use of our open-source solutions. Companies with which we have strategic alliances in some areas may be competitors in other areas, and in our view this trend may increase. In addition, because the market for our products is subject to rapid technological change as the market evolves, we may face competition in the future from companies that do not currently compete in our markets, including companies that currently compete in other sectors of the information technology, communications and software industries

Foreign Operations

Approximately 94% of our revenue in Fiscal 2024 was generated from our North American operations and 6% of our revenue from International operations. Substantially all of the revenue generated in Fiscal 2024 was denominated in US dollars. Please refer to Note 19 entitled “Segment Disclosures” of the 2024 Annual Financial Statements.

Employees

As at June 30, 2024, the Company and its subsidiaries employed approximately 671 employees, 51 of which are in Canada, 423 of which are in the United States and 197 of which are located elsewhere.

DESCRIPTION OF CAPITAL STRUCTURE

The following description of our share capital summarizes certain provisions contained in our Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws, which have been filed under our profile on SEDAR+ at www.sedarplus.ca.

Share Capital

Our authorized share capital consists of an unlimited number of Common Shares. As at June 30, 2024, 33,340,159 Common Shares were issued and outstanding.

Common Shares

Each Common Share entitles the holder thereof to: (i) receive notice of, attend and vote at all meetings of the shareholders of the Company; (ii) the right to one vote at all such meetings; (iii) receive and participate equally and rateably in any dividends declared on the Common Shares, if and when declared by the Board in their sole discretion; and (iv) receive and participate equally and rateably in any distribution of the assets of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

DIVIDENDS AND DISTRIBUTIONS

The Company has not declared or paid dividends in the last three (3) years and the Company currently intends to retain any future earnings to fund the development and growth of its business and pay down debt and does not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the direction of the Board and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “STC” and on the Nasdaq under the symbol “SANG” as of December 16, 2021. The following tables set forth the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX and the Nasdaq for Fiscal 2024.

TSX
Month	High	Low	Volume
July 2023	C $6.35	C $4.85	549,400
August 2023	C $6.59	C $4.97	310,600
September 2023	C $5.65	C $4.35	392,900
October 2023	C $4.70	C $3.78	360,000
November 2023	C $4.40	C $3.00	2,316,900
December 2023	C $4.44	C $3.93	502,800
January 2024	C $4.19	C $3.51	298,700
February 2024	C $5.34	C $3.62	543,800
March 2024	C $6.59	C $5.14	455,400
April 2024	C $6.82	C $5.85	434,000
May 2024	C $8.07	C $5.38	940,200
June 2024	C $8.09	C $6.76	429,000

Nasdaq
Month	High	Low	Volume
July 2023	$4.90	$3.35	86,600
August 2023	$4.97	$3.67	83,200
September 2023	$4.30	$3.20	83,200
October 2023	$3.50	$2.80	89,300
November 2023	$3.24	$2.18	182,400
December 2023	$3.30	$2.99	156,000
January 2024	$3.28	$2.50	243,200
February 2024	$3.99	$2.78	126,500
March 2024	$4.87	$3.78	116,800
April 2024	$4.98	$4.30	112,500
May 2024	$6.40	$4.04	191,400
June 2024	$6.07	$4.90	98,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth the securities of the Company subject to escrow or contractual restriction on transfer as of the date hereof, and the percentage that number represents of the outstanding securities of that class as of June 30, 2024:

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	-	-

DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Articles of the Company, the Board shall consist of a minimum of three and a maximum of nine directors. The directors of the Company shall hold office until the next annual meeting of Shareholders or until their resignation or removal or until their respective successors have been duly elected or appointed.

The following table sets out certain information with respect to the directors and executive officers of the Company as at the date of this Annual Information Form:

Name and Place of Residence	Position with the Company	Principal Occupation
Charles Salameh Ontario, Canada	Director and Chief Executive Officer	Chief Executive Officer of the Company
Al Guarino(2) Ontario, Canada	Director	Chief Financial Officer of Physiomed Health
Allan Brett(1)(2) Ontario, Canada	Director	Chief Financial Officer of The Descartes Systems Group Inc.
Norman A. Worthington, III Florida, USA	Director (Chair)	Chair of the Company’s Board of Directors
Marc Lederman(1)(2) Pennsylvania, USA	Director	Co-founder and General Partner, NewSpring Capital
Giovanna (Joanne) Moretti(1) Texas, USA	Director	Chief Revenue Officer, Fictiv
April Walker Pennsylvania, USA	Director	Strategic Advisor
Larry Stock Florida, USA	Chief Financial Officer	Chief Financial Officer of the Company
Monica Walton Denver, USA	Chief Revenue Officer	Chief Revenue Officer of the Company
Nenad Corbic Ontario, Canada	Chief Technology Officer	Chief Technology Officer of the Company
Jeremy Wubs Ontario, Canada	Chief Operating Officer	Chief Operating Officer of the Company
Samantha Reburn Ontario, Canada	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate Secretary of the Company
Notes:

(1)Member of the Compensation, Nominating and Governance Committee. Marc Lederman is the Chair of the Compensation, Nominating and Governance Committee.
(2)Member of the Audit Committee. Al Guarino is the Chair of the Audit Committee.

As at the date hereof, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 8,951,303 Common Shares representing approximately 27% of the issued and outstanding Common Shares as at June 30, 2024. The foregoing does not take into account Common Shares to be issued upon the potential exercise of options or vesting of other equity awards.

The following are brief biographies of the directors and executive officers of the Company.

Norman A. Worthington has been the Chair of our Board of Directors since April 2021, following the StarBlue Acquisition. Mr. Worthington was also a Sangoma employee from February 2023 to September 2023 when he took over as the Company’s Interim Executive Chairman, and previously from April 2021 to May 15, 2022 to assist with the integration of StarBlue following the StarBlue Acquisition. Mr. Worthington previously served as the CEO of Star2Star Communications, LLC from 2006 to 2018, and again from January 2020 until March 31, 2021 and as the Executive Chairman of StarBlue from January 2018 to March 2021.

Al Guarino is a CPA and has been a member of our Board of Directors since May 2014. Mr. Guarino currently serves as a the Chair of the Audit Committee. Mr. Guarino is the Chief Financial Officer of Physiomed Health, one of Canada’s largest and fastest growing chains of healthcare clinics. He is a significant shareholder in several privately held enterprises ranging from health care, manufacturing, distribution, and automotive.

Allan Brett has been a member of our Board of Directors since January 2017. Mr. Brett currently serves as a member of the Compensation, Nominating and Governance Committee as well as a member of the Audit Committee. Mr. Brett is a CPA, CA and CBV, and an experienced public company executive who currently serves as the CFO and The Descartes Systems Group Inc., a public company listed on the TSX and Nasdaq. From 1996 to January 2014, Mr. Brett was the CFO at Aastra Technologies Limited, a TSX listed company, through its sale to Mitel Networks Corporation in 2014.

Marc Lederman has been a member of our Board of Directors since March 2021, following the StarBlue Acquisition. Mr. Lederman currently serves as a member of the Audit Committee as well as Chair of the Compensation, Nominating and Governance Committee. Mr. Lederman is a co-founder of NewSpring Capital and a General Partner of the Firm’s dedicated growth equity funds which has membership interest in Holdings. He serves as the member of the investment committee of all NewSpring Growth and NewSpring Mezzanine funds. Mr. Lederman has an extensive background in finance, investing, consulting, and accounting and was a Certified Public Accountant. Prior to co-founding NewSpring, he was a Manager in the Business Assurance and Advisory Services Group of Deloitte. Mr. Lederman is an active member of the Mid-Atlantic region’s private equity and venture capital community. Mr. Lederman received a BS in Accountancy from Villanova University and an MBA from The Wharton School of University of the Pennsylvania. Mr. Lederman has served on the board of directors on over a dozen technology and service companies over the past two decades.

Joanne Moretti has been a member of the Board since April 2023 and currently serves as a member of the Compensation, Nominating and Governance Committee. With over 32 years' experience in the High-Tech & Manufacturing industries, holding board-appointed C-level responsibilities in Fortune 200 companies as well as startups, her expertise spans sales, marketing and product management with a tremendous record of delivering profitable growth. Today she is the Chief Revenue Officer at Fictiv, a digital manufacturing company that delivers on-demand custom manufacturing to some of the largest enterprises as well as most innovative startups in the world. During the last five years she has helped Fictiv achieve hypergrowth. Prior to Fictiv, Joanne sat on the board of DecisionLink, was the SVP & Chief Marketing Officer at Jabil, a Fortune 200 Manufacturing Solutions Company and held Sales & Marketing roles at tech giants HP, Dell and CA to make significant impact in each company.

April Walker joined the Board in July 2024 and has experience as a senior technology executive at two major U.S. enterprises, where she significantly contributed to global and national organizations in customer success, technology, and innovation. From July 2022 to June 2024, Ms. Walker held the position of Senior Vice President of Customer Success at Salesforce. Prior to this role, she served as General Manager of the Microsoft Technology and Innovation Centers at Microsoft.

Charles Salameh has been the Chief Executive Officer for Sangoma since September 1, 2023. Charles is a seasoned technology executive with more than three decades of international expertise, with a storied career spanning the Information Technology and Network industries. His notable contributions include pivotal roles in the global evolution of Infosys’ Strategic go-to-market programs, SVP of Hewlett Packard Services Americas business, and occupying various high-ranking positions at DXC, Nortel Networks, and Bell Canada. Equipped with an MBA from the University of Toronto and a civil engineering degree, Charles combines robust academic foundations with his broad career experiences. Beyond his professional and academic accolades, he dedicates himself to advising the industry and passionately advocates for the advancement of technology.

Jeremy Wubs joined Sangoma as the Chief Operating Officer on September 11, 2023. Jeremy Wubs is a seasoned technology and transformation leader, boasting a successful track record spanning over two decades. With a proven history of delivering outstanding financial outcomes in highly competitive markets, Jeremy’s most recent role was as the Senior Vice President of Product, Marketing, and Professional Services at Bell Canada. In this capacity, he oversaw a multi-billion dollar product line across various technology sectors, including voice, collaboration, contact center, cloud computing, networking, cybersecurity, and IoT, targeting the small, medium, and enterprise market segments.

Larry Stock has been the Chief Financial Officer for Sangoma since October 2022, and previously was the Company’s Chief Corporate Officer, responsible for Investor Relations, Compliance, People & Talent, Facilities, Business Operations and Supply Chain Operations. Larry joined Sangoma in March 2021 as part of the Star2Star acquisition, where he previously held the position of Chief Financial Officer. Larry brings almost 35 years of professional experience to Sangoma, most prominently from Jabil where over a 22 year career, Larry held a number of executive leadership roles. As Chief Audit Executive, VP of Risk & Assurance, Larry had company-wide responsibility for all internal audit functions and reported directly to the Audit Committee Chairman of the Board of Directors. As Chief Risk Officer, Larry was responsible for global functions including Social & Environmental Responsibility, Real Estate, Insurance, Enterprise Risk Management, Supplier Regulatory Compliance, Aviation, Government and Civic Engagement, Internal Audit. As Divisional Chief Financial Officer in the Company’s largest division,

Larry was responsible for the commercial, operational, analytical and strategic finance functions throughout the world. A New York native, Larry earned a bachelor’s in business administration degree from Pace University.

Monica Walton has been the Chief Revenue Officer for Sangoma since May 2024. With over 25 years of sales and channel management leadership in the IT sector, Monica drives Sangoma’s go-to-market efforts. Renowned for her expertise in SMB and distributed enterprise strategies, she has advanced B2B initiatives promoting network, data center, and cloud solutions via indirect and direct channels. As former Channel Chief at Centersquare and VP at Lumen Technologies (formerly CenturyLink), she implemented and led impactful sales strategies across multiple states. Ms. Walton is a committed Board member of the Colorado Technology Association since 2019 and she’s set to be Chairperson in 2025. She is recognized for her contributions with honors like inclusion on Channel Futures’ DE&I 101 List in 2023 and CRN’s Women of the Channel list in 2024.

Nenad Corbic is a seasoned technology leader who has served as Chief Technology Officer since 2017, overseeing the Company’s technological vision and driving research and development initiatives. With a passion for innovation, Nenad specializes in implementing cutting-edge solutions in large-scale cloud systems, cybersecurity, and artificial intelligence. His leadership has been instrumental in the Company’s success and growth, including cultivating high performance teams, guiding technical due diligence and integration efforts for various acquisitions.

Samantha Reburn has been the Company’s Chief Legal Officer since February 2022. Ms. Reburn is responsible for managing and overseeing Sangoma’s legal affairs and risk management. In addition, as Corporate Secretary, Sam is responsible for all corporate governance matters. Prior to joining Sangoma, Sam was the General Counsel at Docebo Inc. and prior thereto was VP, Legal at Kew Media Group Inc. Sam holds a J.D. from Western University and a B.A. from McGill University.

Corporate Governance

To further align management's interests with those of our shareholders and to comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by Nasdaq (the “Nasdaq Listing Rules”), the Company has adopted a compensation clawback policy (the “Compensation Clawback Policy”) that recoups incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by Nasdaq. The Compensation Clawback Policy was approved by the Company’s shareholders in November 2023.

The Compensation Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers (as defined in the Compensation Clawback Policy) of the Company in the event that the Company is required to prepare an accounting restatement. The Compensation Clawback Policy shall apply to any incentive-based compensation awarded to and received by executives on or before October 2, 2023. Additionally, the Compensation Clawback Policy provides that if the Company is required to prepare an accounting restatement as a result of misconduct then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended (the “U.S. Sarbanes-Oxley Act”), the Chief Executive Officer and Chief Financial Officer shall reimburse the Company for (i) any bonus or other inventive-based or equity-based compensation received during the 12-month period following the date of the financial document, and (ii) any profits realized from the sale of the Company’s securities during such 12-month period. The foregoing description of the Compensation Clawback Policy is a summary only and is qualified in its entirety by reference to the full text of the Compensation Clawback Policy, a copy of which is attached to the Form 40-F (to which this Annual Information Form forms a part) as Exhibit 97.1.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Audit Committee is a committee of the Board. Pursuant to applicable laws, the Company is required to have an audit committee comprised of not less than three Directors, all of whom are independent in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”). NI 52-110 requires the Company to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The members of the Audit Committee and the chair of the Audit Committee are appointed by the Board on an annual basis, or until their successors are duly appointed, for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal regulatory requirements governing financial disclosure matters and financial risk management. The Audit Committee charter (the “Charter”) is reproduced as Schedule “A”.

Composition of Audit Committee

The Audit Committee is comprised of Al Guarino (Chair), Allan Brett and Marc Lederman. Each of the members of the Audit Committee is “independent” (within the meaning given to such term in NI 52-110) and “financially literate” (within the meaning given to such term in National Instrument 51-102 Continuous Disclosure Obligations).

Relevant Education and Experience

Each member of the Audit Committee has the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Corporation’s financial statements. See each member’s biography under “Directors and Executive Officers” for further details.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has the Audit Committee made a recommendation to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has the power and authority to pre-approve all non-audit services to be provided by the external auditor or delegate such pre-approval of non-audit services to any independent member of the Audit Committee; provided that such independent member much notify the Audit Committee at each Committee meeting of the non-audit services they approved since the last Audit Committee meeting.

External Auditor Service Fees (By Category)

The Company’s Independent Registered Public Accounting Firm for the most recently completed financial year was KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85.

The fees billed to the Company by KPMG LLP for the fiscal year ended June 30, 2024 and 2023 are as follows:

Category of Fees	Year Ended June 30, 2023	Year Ended June 30, 2024
Audit Fees	$619,362	$690,709
Audit-Related Fees(1)	$—	$—
Tax Fees(2)	$—	$—
All Other Fees	$—	$—
Notes:

(1)The aggregate of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(2)The aggregate of fees billed for professional services rendered for tax compliance, tax advice and tax planning, including the preparation of corporate tax returns.

CEASE TRADE ORDERS

To the best of the knowledge of the Company, no director or executive officer of the Company is, as at the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Sangoma) that: (a) was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

BANKRUPTCY AND INSOLVENCY

To the best of the knowledge of the Company, no director or executive officer of the Company: (a) is, as at the date of this Annual Information Form, or within 10 years before the date of this Annual Information Form, has been a director, executive officer of a corporation (including Sangoma) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

PENALTIES OR SANCTIONS

To the best of the Company’s knowledge, no director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Some of our existing directors or officers are also directors and officers of other companies and have other business interests which may prove to be of interest to us, which may be competitive to the interests of the Company or which may be current or future strategic partners. It is possible, therefore, that a conflict may arise between their duties as directors or officers of our company and their duties as directors or officers of such other companies. We require that such individuals disclose all such conflicts in accordance with the requirements of the OBCA and that they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

RISK FACTORS

We operate in an ever-changing business and competitive economic environment in the UC market that exposes us to a number of risks and uncertainties, including those risk factors set forth below. The following section describes some, but not all, of the risks and uncertainties that may materially and adversely impact our business, financial condition or results of operations. Additional risks and uncertainties not described below or not presently known to us may also significantly impact our business in both the near-and long-term.

If any of these risks occur, they may have a material and adverse effect on our business, financial condition or results of operations, as well as the overall trading price of our Common Shares. Readers are cautioned to understand that the sole purpose of discussing these risks and uncertainties is to alert the reader to some, but not all, factors that could cause actual results to differ materially from past results or from those described in forward-looking statements and not to describe facts, trends and circumstances that could have a favorable impact on our results or financial position.

Natural disasters, public health crises, political crises, or other catastrophic events may adversely affect our business affairs, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, including the COVID-19 pandemic, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, including as a direct or indirect result of the Russo-Ukraine War and the ongoing Israel-Hamas conflict, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur (or fears pertaining to the occurrence of any such event increase) our business and results of operations could be materially and adversely affected. For example, the COVID-19 pandemic adversely affected, and could continue to adversely affect, our employees and customers in the near-term. However, the impact of the COVID-19 pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on ongoing and future developments, many of which are highly uncertain and cannot be accurately predicted at this time. In response to the COVID-19 pandemic, we modified our business practices with a focus on the health and well-being of our global workforce, including implementing greater flexibility through remote work arrangements and reductions in travel. The ultimate impact of COVID-19 and measures taken to contain the COVID-19 pandemic, including COVID-19’s highly contagious lineages and sub-lineages and any resurgence of COVID-19, on our results of operations and overall financial condition remains uncertain.

The impact of macroeconomic conditions, such as the COVID-19 pandemic (and any resurgence of COVID-19), as well as the resulting effect on the operations of and spending by SMBs, and on consumer spending more generally, may materially and adversely affect our business, operating results and financial condition.

A significant majority of the customers that use our platforms are SMBs. Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, both in the near-and long-term. Macroeconomic conditions and events, such as pandemics and the related measures taken by public and private actors to protect the public health (including stay-at-home orders, other global health emergencies, natural disasters, climate change and global warming, acts or threats of war, such as the Russo-Ukraine war and Israel-Hamas conflict, which has caused substantial regional instability in portions of Europe and the Middle East and extreme volatility in the global markets at large), or terrorism and other general security concerns, inflation and the fear of a recession, and foreign exchange rate fluctuations) may directly and indirectly impact the operations of, and spending levels exemplified by, SMBs and consumer spending trends more generally. SMBs may be disproportionately affected by economic downturns, and given that SMBs frequently have limited budgets, SMBs could elect to choose to allocate their spending to items other than our platform, especially in times of economic uncertainty, volatility or recessions.

In addition, recent events in the global financial markets have demonstrated that businesses and industries throughout the world are very tightly intertwined and interdependent. Thus, financial developments seemingly unrelated (or solely tangentially related) to us or to our industry may materially and adversely affect us in the near-and long-term. Volatility in the market price of our Common Shares due to seemingly unrelated financial developments could impede or otherwise restrict and limit our ability to raise capital for the financing of acquisitions or other reasons. Potential price inflation caused by an excess of liquidity in countries where we conduct business may increase the cost we incur to provide our solutions and may reduce profit margins on agreements that govern our provision of products or services to customers over a multi-year period. A reduction in credit, combined with reduced economic activity, may materially and adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us. Any of these events, or any other events caused by turmoil or uncertainty in world financial markets, may have a material and adverse effect on our business, operating results, and financial conditions.

The ongoing Russo-Ukraine War and the Israel-Hamas conflict, including the actual or perceived threat of an exacerbation of such conflicts, could have a material and adverse effect on our business, operations and financial condition.

Russia’s invasion of Ukraine in February 2022 has caused, and could continue to cause, increased volatility across the global financial markets, increased inflation, and turbulence in the markets in which we operate. In response to actions undertaken by Russia in Ukraine, several countries (including Canada, the United States and other western governments) have imposed stringent economic sanctions and export control measures, and may impose additional sanctions or export control measures in the near-term, which have included severe and complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, Belarus and/or particular entities and individuals.

In May 2023, in coordination with the G7, Australia, and other partners, the United States imposed new sanctions on Russia. As part of these actions, the U.S. Department of State imposed sanctions on over 200 entities, individuals, vessels, and aircraft, as well as designated certain entities and individuals (i) across Russia’s defense and related materiel, technology, and metals and mining sectors and (ii) involved in expanding Russia’s future energy production and capacity. In December 2023, President Biden signed an executive order which seeks to strengthen U.S. sanctions authorities against financial facilitators of Russia’s war efforts, and additionally provided authority to broaden U.S. import bans on certain Russian goods. Likewise, in February 2024, the United States’ Treasury Department, State Department and Department of Commerce, collectively, imposed an extensive set of new sanctions on Russia, which specifically target Russia’s financial sector and military-industrial operations. Such sanctions seek to restrict Russia’s energy industry and limit the evasion of sanctions outside the United States, including by encompassing 500 additional persons associated with the ongoing Russo-Ukraine War. Moreover, the resulting impact of sanctions imposed by western nations against Russia, Russian-backed separatist regions in Ukraine, certain banks, companies, government officials, and other individuals in Russia and Belarus, could adversely impact our ability to access additional capital funding sources.

Likewise, the recent and ongoing conflict in the Middle East has impacted and could continue to impact the global economy for the foreseeable future, and is threatening to spread, and may in the future spread, into other Middle Eastern countries. The conflicts have caused, and could intensify, volatility in market prices, and the extent and duration of the military actions, sanctions and resulting market disruptions could be significant and could potentially have a substantial negative impact geopolitical stability and on our business for an unknown period of time.

In addition, any further changes in regulations or shifts in political conditions are beyond the control of the Company and may materially and adversely affect our business, or if significant enough, may significantly impede our ability to transact in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls and foreign exchange restrictions.

While we do not have any direct significant exposure or connection to Russia, Ukraine, Belarus or the Middle East at large, it is uncertain as to how such events and any related economic sanctions could impact the global economy. Any negative developments in respect thereof could have a material and adverse effect on our business, operations, financial condition, and the value of our securities.

High rates of global inflation, the occurrence of a recession and higher interest rates could have a material and adverse impact on our business, results of operations and financial condition.

During 2022 and 2023, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials and overhead. The U.S. capital markets in particular have experienced and continue to experience extreme volatility and disruption. Inflation rates in the U.S. significantly increased in 2022 and 2023 resulting in action by the U.S. federal government to increase interest rates, adversely affecting capital markets activity. Interest rates are sensitive to factors that are beyond our control, including domestic and international economic conditions, including inflation, and the policies of various governmental and regulatory agencies, including the Federal

Reserve Board in the United States (the “Federal Reserve”). Interest rates may increase further, or they may remain at current levels for the near-term, and this new interest rate environment could materially and adversely affect our business, the counterparties with which we interact and the global economy at large

As a result of these inflationary pressures, governments in many countries have implemented tight monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. In particular, the monetary policies of the Federal Reserve, implemented through open market operations, the federal funds rate (“Fed Funds Rate”) targets, and the discount rate for banking borrowings and reserve requirements, affect prevailing interest rates. A material change in any of these policies could have a material impact on us or our customers, and therefore on our results of operations. Beginning early in 2022 and continuing in 2023, in response to growing indications of inflation, the Federal Reserve increased interest rates rapidly and the Fed Funds Rate reached a 23-year high in 2023. While we experienced increases in the cost of labor and materials, we believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures. However, to the extent the current rates of inflation and shifts in fiscal and monetary policy result in prolonged and slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole, including with respect to our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession were to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us. Additionally, due to our current level of debt, our business and results of operations have been, and may continue to be, impacted by a rise in interest rates, which may continue to rise. Relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations. We continue to monitor our operations and will seek to take appropriate actions to mitigate the potential impact of heightened inflation on our business. Nevertheless, there can be no assurances that we will be successful in doing so, if at all.

Security breaches, cyber-attacks, or other attacks on our systems or other security breaches could harm our reputation or subject us to significant liability, and adversely affect our business.

As first disclosed in December 2020, the Company was the target of a ransomware cyber-attack where the attackers encrypted a number of the Company’s servers. Prior to executing the encryption, the attackers accessed, copied, stole and later ultimately published, a significant number of confidential files relating to the Company’s financial information, its corporate development efforts, certain private employee data, as well as certain customer information and ordering history. While the investigation has not identified any compromise to the Company’s products, services or intellectual property, or any security threats that could create any additional risk for our customers from using our products, and the Company has enhanced its cybersecurity defences and invested in additional infrastructure to help detect and prevent future attempts or incidents of unauthorized access to or malicious activity on its network, the Company is subject to a number of risks and uncertainties in connection with the cyber-attack. Such risks and uncertainties include, but are not limited to: the outcome of the ongoing investigation into the cyber-attack; costs related to the investigation and any resulting liabilities, regulatory investigation or lawsuit; the Company’s ability to recover any proceeds under its insurance policies; costs related to and the effectiveness of the Company’s mitigation and remediation efforts; the potential loss of stakeholder confidence in the Company’s ability to protect their information, and the potential adverse financial impact such loss of confidence may have on the Company’s business.

Furthermore, as the nature of the Company’s business involves: the collection, use and storage of confidential or commercially sensitive information about its customers, vendors, business partners and employees, including personally identifiable information, payment and account information, and intellectual property; and the development, procurement and use of various information technology systems, hardware, software and applications, the Company is subject to a number of cyber security and data privacy related risks. Such risks include, but are not limited to: potential exposure and vulnerability of the Company’s (or its vendors’, business partners’ or third-party service providers’) corporate networks or systems to cyber-attacks, which continue to evolve in terms of methods, frequency and sophistication; unauthorized access to or malicious activity on the Company’s (or its vendors’, business partners’ or third-party service providers’) corporate networks or systems, and the resulting costs, disruption to the Company’s business, and potential adverse impact on its financial results and reputation; the Company’s reliance on and the potential failures, weaknesses or defects in design or manufacturing of the information technology systems, hardware, software or applications used by the Company could result in business disruption and could increase the Company’s vulnerability to cyber-attacks. While the Company has deployed additional security measures, invested in additional infrastructure and bolstered its cybersecurity defences in light of the 2020 cyber-attack, there can be no assurance that the Company will be able to anticipate, prevent, detect or mitigate all such cyber-attacks or information technology systems failures or disruptions.

In response to the COVID-19 pandemic, certain of our employees began working remotely, which heightens potential cybersecurity risks given the reliance on remote networking capabilities and utilization of external devices.

Certain macroeconomic and geopolitical conditions, which are outside of our control, as well as the evolution of methods and techniques used by bad actors, may also make us more susceptible to a cybersecurity attack. For example, tensions between Russia and several western nations (and their respective allies) in connection with the Russia-Ukraine War could result in retaliatory actions being undertaken by supporters of Russia, including in the form of espionage, phishing campaigns and other forms of cyber-attacks. Moreover, pro-Russian ransomware cybercriminals and gangs have previously publicly threatened to augment their hacking efforts in response to the implementation of sanctions and other responsive actions taken by western countries (and their allies). Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Likewise, within a few hours of the commencement of the Hamas-Israel conflict, activist hackers commenced cyberattacks against both Israeli and Palestinian websites, and in a short period, had targeted dozens of government websites and media outlets. Such cyber-intrusions included DDOS attacks, attempts to overload websites with ‘junk’ traffic and ultimately bring down the site.

The methods and techniques used by cyber threat actors to gain entry into our network and access our computer systems, software and data will become more advanced with the use of AI and may become increasingly difficult or impossible to detect and prevent. As these threats continue to evolve, we may be required to invest significant additional resources to modify and enhance our information security and controls or to investigate and remediate any security vulnerabilities. While our technology infrastructure is designed to safeguard and protect personal and business information, we have limited ability to monitor the implementation of similar safeguards by our vendors.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, corruption of data, misuse or theft of private or other sensitive information, or inadvertent acts by our own employees, could result in the disclosure or misuse of confidential or proprietary information, which could have a material adverse effect on our business operations or that of our clients. If we experience a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to comply with the various cybersecurity regulations, including the California Consumer Privacy Act and the California Privacy Rights Act in the United States, we could be exposed to government enforcement actions and private litigation. These losses may exceed our insurance coverage for such incidents. In addition, our employees and clients could lose confidence in our ability to protect their personal and proprietary information, which could cause them to terminate their relationships with us. Any loss of confidence arising from a significant data security breach could hurt our reputation, further damaging our business.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Our insurance costs may increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance coverage may not be adequate to cover all possible losses we may suffer.

We generally renew our insurance policies annually. If the cost of coverage becomes too high or if we believe certain coverage becomes inapplicable, we may need to reduce our policy limits, increase retention amounts or agree to certain exclusions from our coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, we may determine that we either do not have certain coverage that would be prudent for our business and the risks associated with our business or that our current coverages are too low to adequately cover such risks. In either event, we may incur additional or higher premiums for such coverage than in prior years.

Among other factors, national security concerns, catastrophic events, pandemics such as the COVID-19 pandemic, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause us to elect to reduce our policy limits or not renew our coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, we may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Although we maintain and monitor our information technology systems and many of our subsidiaries maintain coverage to indemnify us from losses arising from cyber-attacks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses we may experience as a result of any cyberattacks. We are currently reviewing and are in the process of obtaining new insurance coverage for cyber incidents on a consolidated basis.

We may suffer damage due to a casualty loss (such as fire, natural disasters, pandemics and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by our management, directors, employees or others, that could severely disrupt its business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance that we believe to be adequate, such insurance may be inadequate or unavailable to cover all the risks to which our business and assets may be exposed, including risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on our business, results of operations or financial condition.

We may have difficulties identifying, successfully completing or integrating acquisitions, or maintaining or growing our acquired businesses.

We remain committed to our dual-pronged growth strategy of organically growing our strategic portions of our business while pursuing strategic acquisitions and, at the same, remaining consistently profitable. In Fiscal 2022, we completed the NetFortris Acquisition and in the fiscal year ended June 30, 2021 we completed the StarBlue Acquisition in the fiscal year ended June 30, 2020, we completed the VI Acquisition and the acquisition of .e4, LLC, and in the fiscal year ended June 30, 2019, we completed the Digium Acquisition. While we have the experience required to execute this strategy, we do not have control over the market conditions prevailing or likely to prevail in the future, which may impact the ability to execute this strategy. There can be no assurances that we will be able to identify suitable acquisition candidates available for sale at reasonable valuations, consummate any acquisition or successfully integrate any acquired business into our operations.

Moreover, although we are adequately financed at this stage of our growth strategy, there can be no assurance that we will be able to access further financial resources for other suitable acquisition opportunities that may become available to us. We have and will likely continue to have competition for acquisition opportunities from other parties including those that have greater financial resources or are willing to pay higher valuation multiples.

Acquisitions involve significant risks and uncertainties, including, but not limited to, the following:

•unanticipated costs and liabilities;
•difficulties in marketing and integrating new products, software, businesses, operations and technology infrastructure in an efficient, effective and secure manner, including the integration of businesses where a portion or all of the business is in an adjacent industry;
•the inability to achieve synergy and cost reduction targets assumed at the time of acquisition;
•difficulties in maintaining customer and key supplier relations, including changing contract manufacturers as a result of lower volumes of business;
•the potential loss of key employees of the acquired businesses, including as a result of cultural differences between the acquired company and our own;
•the diversion of the attention of our senior management from the operation of our daily business;
•the potential adverse effect on our net debt and liquidity position as a result of all or a portion of an acquisition purchase price being paid in cash;
•the potential significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;
•the potential issuance of securities that would dilute our shareholders’ percentage ownership;
•the potential to incur restructuring and other related expenses, including significant transaction costs that may be incurred regardless of whether a potential strategic acquisition or investment is completed;
•use of resources that are needed in other areas of our business;
•the inability to maintain uniform standards, controls, policies and procedures, including the inability to establish and maintain adequate internal controls over financial reporting, and remediate, in whole or in part, any material weaknesses or significant deficiencies identified with respect to internal controls over financial reporting;
•difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•difficulties in securing required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;
•potential impairment charges on higher levels of goodwill and intangible assets as a result of impairment testing performed on a regular basis;
•higher amortization expenses related to acquired definite-lived intangible assets; and
•becoming subject to intellectual property or other litigation.

Moreover, to the extent we were to pursue or engage in any transactions, including acquisitions and dispositions, there is no guarantee that such transactions will be successful or, even if consummated, improve our operating results and financial condition. We may incur costs, breakage fees or other expenses in connection with any such transactions, and any such transactions may ultimately have a material adverse effect on our operating results.

Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

We have a history of acquiring businesses of varying sizes and organizational complexities. Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting at an acquired company (including the remediation of any material weaknesses or significant deficiencies) may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.

Our growth strategy may require a significant amount of cash and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

We may not generate sufficient cash from operations to execute our strategic growth plans or take advantage of acquisition opportunities. In order to finance our business, we may need to utilize additional borrowings other than those available under our current credit facilities. Our ability to continually access our facilities is conditional upon our compliance with covenants contained in the terms governing these facilities. We may not be in compliance with such covenants in the future. We may need to secure additional sources of funding if our cash and borrowings under our revolving credit facility are unavailable or insufficient to finance our operations. Such funding may not be available on terms satisfactory to us, or at all. In addition, any proceeds from the issuance of debt may be required to be used, in whole or in part, to make mandatory payments under our Credit Agreement. If we were to incur higher levels of debt, we would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as R&D expenses and capital expenditures. In addition, any new debt instruments may contain covenants or other restrictions that affect our business operations. If we were to raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer.

We have significant indebtedness. This debt contains customary default clauses, a breach of which may result in acceleration of the repayment of some or all of this debt. Our level of indebtedness could additionally adversely affect our financial health and prevent us from fulfilling our debt obligations.

As of the end of Fiscal 2024, the Company had $77,825,000 aggregate principal amount of indebtedness outstanding under the Second Amended and Restated Credit Agreement. During Fiscal 2024, the Company did not drawdown on its operating facility or loan (June 30, 2023 - $nil), repaid $17,700,000 (June 30,2023 - $17,700,000) in term loans and repaid $5,300 (June 30, 2023 - $nil) in revolving credit facilities.

The Second Amended and Restated Credit Agreement has customary default clauses. In the event Sangoma was to default on the Second Amended and Restated Credit Agreement and was unable to cure or obtain a waiver of default, the repayment of its debt owing under the Second Amended and Restated Credit Agreement may be accelerated. If acceleration were to occur, Sangoma would be required to secure alternative sources of equity or debt financing to be able to repay the debt. Alternative financing may not be available on terms satisfactory to the Company, or at all. New debt financing may require the cooperation and agreement of the Company’s existing lenders. If acceptable alternative financing were unavailable, Sangoma would have to consider alternatives to fund the repayment of the debt, including the sale of part or all of the business, which sale may occur at a distressed price.

More generally, our level of indebtedness could have significant and adverse effects on our business. For example, our level of indebtedness and the terms of our debt agreements could: (i) make it more difficult for us to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments and increase the risk that we may default on our debt obligations; (ii) prevent us from raising the funds necessary to repurchase notes tendered to us if we undergo a change of control; (iii) require us to use a substantial portion of our cash flow from operations to pay interest and principal on the Second Amended and Restated Credit Agreement and other debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes; (iv) limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, or general corporate purposes, which may limit our ability to execute our business strategy; (v) limit our ability to refinance our current or future indebtedness on terms that are commercially reasonable, if at all; (vi)

heighten our vulnerability to downturns in our business, our industry or in the general economy, and restrict us from exploiting business opportunities or making acquisitions; (vii) place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt; (viii) limit management’s discretion in operating our business; and (ix) limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate or the general economy. Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our company and industry, many of which are beyond our control.

The agreements governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

The agreements governing our indebtedness contain covenants that place limitations on the dollar amounts paid or other actions relating to:

•payments in respect of, or redemptions or acquisitions of, debt or equity issued by us or our subsidiaries, including the payment of dividends on our Common Shares;

•incurring additional indebtedness;
•incurring guarantee obligations;
•engaging in sales or other dispositions of assets;
•creating liens on assets;
•entering into sale and leaseback transactions;
•making investments, loans or advances;
•entering into hedging transactions;
•engaging in mergers, consolidations or sales of all or substantially all of our assets; and
•engaging in certain transactions with affiliates.

In addition, we are required to maintain a maximum consolidated total net leverage ratio and minimum interest coverage ratio as set forth in the agreements governing such indebtedness. These restrictions could inhibit our ability to pursue our business strategies. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. The ability to comply with these covenants in future periods will also depend on our ability to successfully implement our overall business strategy and realize contemplated acquisition synergies.

We may also incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than those to which we are presently subject. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness, as applicable, or force us into bankruptcy or liquidation.

We expect gross margin percentage to vary over time, and our level of gross margin may not be sustainable.

Our gross margin percentage has historically fluctuated, primarily as the result of acquisitions, changes in product mix, changes in production costs, entering new geographic markets and price competition. Our current gross margin percentage may not be sustainable and our gross margin percentage may decrease. A decrease in gross margin percentage can be the result of numerous factors, including:

•acquisitions with a lower gross margin percentage than us;
•changes in customer, geographic, or product mix, including mix of configurations within each product group;
•introduction of new solutions, including those with price-performance advantages;
•our ability to reduce production costs;
•entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures;
•additional sales discounts;
•changes in the financial health of contract manufacturers or suppliers or increases in related material, component, labor or other manufacturing and inventory related costs;
•the timing of revenue recognition and revenue deferrals;
•a decrease in revenues, while certain distribution costs remain fixed;
•lower than expected benefits from value engineering;
•increased price competition;
•changes in distribution channels;
•increased warranty costs; and
•overall execution of our strategy and operating plans.

If any of these factors, or other factors unknown to us at this time, occur then our gross margin percentage could be adversely affected, which could lead to an adverse effect, which could be material on our business, financial condition and results of operations.

If we fail to attract and retain key personnel, it could adversely affect our ability to develop and effectively manage and expand our business.

Our success depends on the continued efforts and abilities of our key technical, customer-facing and management personnel. The loss of the services of any of these persons could have a material adverse effect on our business, results of operations and financial condition. We do not carry key person insurance.

Success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, finance, technical, sales and marketing personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution to our business. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The failure to properly manage succession plans and/or the loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. If members of our senior management or other key employees, or people under their care, contract the COVID-19 virus or are otherwise subjected to any public health crisis, they may become unavailable to us for indefinite periods of time, which may impact our ability to execute on our objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Departing executives could decide to join a competitor or otherwise compete with us. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could adversely affect our corporate culture.

Our business could be harmed if we fail to manage our growth effectively.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platforms depend on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of customers using our platform and the number of requests processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.

Our success is dependent on our ability to manage growth from managerial, financial, and human resources perspectives.

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including the ability to: build and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products; attract and retain qualified technical personnel in order to continue to develop reliable and scalable products and services that respond to evolving customer needs; develop customer support capacity as sales increase, so that we can provide customer support without diverting resources from product development efforts; and expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas within our business as the number of personnel and size of our operations increase. Our inability to achieve any of these objectives could have a material adverse effect on our business, operating results, financial condition and prospects.

We may not remain competitive and increased competition could seriously harm our business.

We experience intense competition from other competitors in the UC market. Competitors may announce new products, services or enhancements including Cloud-based offerings that better meet the needs of customers or changing industry standards. In addition, because the market for our products is subject to rapid technological change as the market evolves, we may face competition in the future from companies that do not currently compete in our markets, including companies that currently compete in other sectors of the information technology, communications and software industries, who may provide new products, services or enhancements that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition. Many of our competitors and potential competitors have significantly greater technical, marketing, service or financial resources. Other competitive factors include price, performance, product features, market timing, brand recognition, product quality, product availability, breadth of product line, design expertise, customer service and post contract support. A very important selection factor from a customer perspective is a large installed customer base that has widely and productively implemented our solutions, which not only increases the potential for repeat business, but also provides reference accounts to promote our products and solutions with new customers. While management believes that we have a significant installed customer base, many of our competitors have a larger installed base of users, longer operating histories or greater name recognition. In addition, if one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could adversely affect our ability to compete effectively.

Industry consolidation may lead to increased competition and costs, and may harm our operating results.

There has been a trend toward industry consolidation in the UC market for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue all or a portion of their operations. Companies that are our strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could materially adversely affect our business, operating results and financial condition.

Moreover, we rely on certain third parties to provide supplies and services necessary for our business. Any reduction in market participants and available suppliers and vendors, whether through transactions or consolidation, could result in fewer alternatives for sourcing key supplies and services. Such consolidation could result in a shortage of supplies and services thereby increasing the cost of such supplies and services, and potentially inhibit the ability of suppliers and vendors to deliver on time, if at all. Cost increases and delays in, or the unavailability of, critical supplies and services could have a material and adverse effect on our results of operations.

Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.

Our success depends on our ability to keep pace with rapid technological changes affecting the development of our products and implementation of our business needs. Emerging technological trends such as AI, machine learning and automation are impacting industries and business operations. If we do not sufficiently invest in new technology and industry developments, appropriately implement new technologies or evolve our business at sufficient speed and scale in response to such developments, or if we do not make the right strategic investments to respond to these developments, our products, results of operations and ability to develop and maintain our business could be negatively affected. Our competitors or other third parties may incorporate AI technologies into their services, products and business more quickly or more successfully than us, which could impair our ability to compete effectively and materially and adversely affect our results of operations and financial condition.

Our success depends on our ability to continue to innovate and create new products and enhancements to our existing products.

To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must enhance and improve existing products and continue to introduce new products and services. If we are unable to successfully develop new products, integrate acquired products or enhance and improve existing products or if we fail to position and/or price our products to meet market demand, our business and operating results will be adversely affected. Accelerated product introductions and short product life cycles require high levels of expenditures for R&D that could adversely affect our results of operations. Further, the introduction of new products could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new products ahead of our competitors, if we do not cost-effectively manage our inventory levels of existing products when making the transition to new products, our financial results could be negatively affected by write-offs as a result of high levels of obsolete inventory. If any of the foregoing were to occur, our operating results could be materially and adversely impacted.

No assurance can be provided that our solutions will remain compatible with evolving UC platforms and operating requirements. In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, including with respect to AI. If we are required to expend substantial resources to respond to specific technological or product changes, our operating results could be adversely affected. Our continuing ability to address these risks will depend, to a large extent, on our ability to retain a technically competent R&D staff and to adapt to rapid technological advances in the industry.

We may not receive significant revenue as a result of our current research and development efforts.

We reinvest a significant percentage of our revenue in research and development. Our investment in our current research and development efforts may not provide a sufficient, timely return. We make and will continue to make significant investments in our solutions and new technologies. Investments in new technologies are inherently speculative. Commercial success depends on many factors including the degree of innovation of the products developed through our research and development efforts, sufficient support from our strategic partners, and effective distribution and marketing. These expenditures may materially adversely affect our operating results if they are not offset by revenue increases. We continue to dedicate a significant amount of resources to our research and development efforts in order to maintain our competitive position. However, significant revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, new products and services may not be profitable.

We are dependent on certain technologies used in our products that are licensed on a non-exclusive basis from third parties.

We license certain technologies used in our products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their products, could delay our ability to offer our solutions while we seek to implement alternative technology offered by other sources and may require significant unplanned investments. In addition, alternative technology may not be available on commercially reasonable terms. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our solutions or relating to current or future technologies. There is a risk that we will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, if at all.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks, and other proprietary rights.

A number of competitors and other third parties have been issued patents and may have filed patent applications or obtain additional patents and proprietary rights for technologies similar to those used in our solutions. Some of these patents may grant very broad protection to the owners of the patents. We cannot determine with certainty whether any existing third-party patents or the issuance of any third-party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties alleging our technology infringes their property rights due to the growth of software products in our target markets, the overlap in functionality of these products and the prevalence of software products. We provide our customers with a qualified indemnity against the infringement of third-party intellectual property rights. From time to time, various owners of patents and copyrighted works send us or our customers’ letters alleging that our products infringe or might infringe upon the owner’s intellectual property rights. We generally attempt to resolve any such matter by informing the owner of our position concerning non-infringement or invalidity. Even though we attempt to resolve these matters without litigation, it is always possible that the owner of a patent or copyrighted work will bring an action against us.

We rely on a combination of copyright and trade secret laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We generally enter into non-disclosure agreements with employees and customers and historically have restricted access to our software products’ source code. We regard our source code as proprietary information, and attempt to protect the source code versions of our products as trade secrets and as unpublished copyrighted works. In a few cases, we have provided copies of source code for certain products to third-party escrow agents to be released on certain predefined terms. Despite our precautions, it may be possible for unauthorized parties to copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Existing copyright and trade secret laws offer only limited protection, and the laws of certain countries in which our products may be used in the future may not protect our products and intellectual property rights to the same extent as the laws of Canada and the United States. Certain provisions of the license and strategic alliance agreements that may be entered into in the future by us, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions, and we are required to negotiate limits on these provisions from time to time.

Moreover, a number of aspects of intellectual property protection in the field of AI are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems, as well as relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products, and our business, financial condition and operations could be materially and adversely impacted.

Litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some competitors have substantially greater resources and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than we could. Regardless of their merit, any such claims could: be time consuming; be expensive to defend; divert management’s attention and focus away from the business; cause product shipment delays or stoppages; subject us to significant liabilities; and require us to enter into costly royalty or licensing agreements or to modify or stop using the infringing technology, any of which may adversely affect our revenue, financial condition and results of operations. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology.

We may be subject to new competitors because there are few technological barriers to entry in an open source software market.

One of the characteristics of open source software is that anyone may modify and redistribute the existing open source software and use it to compete with us, including forking an existing version of our open source software such as Asterisk® and/or FreePBX®. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors with greater resources than ours to develop their own open source solutions or acquire a smaller business that has developed open source offerings that compete with our offerings, potentially reducing the demand for, and putting price pressure on, our offerings. In addition, some competitors make their open source software available for free download and use on an ad hoc basis or may position their open source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure and/or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share. Additionally, any failure by us to provide high-quality technical support, or the perception that we do not provide high-quality technical support, could harm our reputation and negatively impact our ability to sell subscriptions for our open source offerings to existing and prospective customers. If we are unable to differentiate our open source offerings from those of our competitors or compete effectively with other open source offerings, our business, financial condition, operation results and cash flows could be adversely affected.

We could be prevented from selling or developing our software if the GNU General Public License and similar licenses under which our technologies are developed and licensed are not enforceable or are modified so as to become incompatible with other open source licenses.

A number of our offerings, including Asterisk® and FreePBX®, have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. It is possible that a court would hold these licenses to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Additionally, if any of the open source components of our offerings may not be liberally copied, modified or distributed, then our ability to distribute or develop all or a portion of our offerings could be adversely impacted.

Efforts to assert intellectual property ownership rights in our technologies could impact our standing in the open source community, which could limit our technology innovation capabilities and adversely affect our business.

When we undertake actions to protect and maintain ownership and control over our intellectual property, including patents, copyrights and trademark rights, our standing in the open source community could be adversely affected as the community supports the ability to write and share code freely. This in turn could limit our ability to continue to rely on this community, upon which we are dependent, as a resource to help develop and improve our technologies and further our research and development efforts, which could adversely affect our business.

Our membership in the Open Invention Network (“OIN”) community limits our ability to enforce our patent rights in certain circumstances.

As part of our commitment to the open source community, our wholly owned subsidiary Digium, Inc., participates in the Open Invention Network community and licenses patents applicable to the Linux System in certain circumstances. As part of Digium’s participation, we agree, subject to certain limitations, to grant to other OIN licensees and their subsidiaries a license under Digium’s patents to make, have made, use, import, or distribute any Linux System and release each such licensee from claims of infringement on those patents. This license may be suspended in the event a community member files a claim against us based products that perform substantially the same function as the Linux System, and are distributed by us our subsidiaries. This limitation on our ability to assert our patent rights against others could harm our business and ability to compete.

Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products incorporate and are dependent to a significant extent on the use and development of “open source” software, and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change the affected platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S., Canadian or foreign courts. Accordingly, there is a risk that terms of these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The potential impact of these terms on our business is therefore uncertain and may result in unanticipated obligations regarding our solutions and technologies. Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We may be subject to product liability claims from customers if the occurrence of errors or failures is significant given the business- critical nature of some our solutions.

As a result of their complexity, our products and software solutions may contain undetected errors or failures when entering the market. Despite conducting testing and quality assurance, defects and errors may be found in new solutions after commencement of commercial shipments or the offering of a service using these solutions. In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in our software solutions could result in negative publicity and a loss of, or delay in, market acceptance of our software solutions. Such publicity could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require us to expend significant capital and other resources. The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition. Further, a customer could share information about bad experiences, which could result in damage to our reputation and loss of future sales. Because many of our customers use our software solutions for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers. Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our software solutions.

Although we maintain product liability insurance in certain limited circumstances and our license agreements with customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that this insurance and these limitation of liability provisions may not effectively protect us against these claims and the liability and associated costs. While we have not experienced any material product liability claims to date, the sale and support of our products may entail the risk of those claims, which are likely to be substantial in light of the use of our products in critical applications. Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

Any failure to offer high-quality customer support may harm our relationships with our customers and our results of operations.

Our customers depend on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. Customer demand for support may also increase as we expand our business. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to expand our customer base, we need to be able to provide efficient and effective customer support that meets our customers’ needs and expectations globally at scale. The number of our customers has grown significantly, which puts additional pressure on our support organization. If we are unable to provide efficient and effective customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations. Our sales depend on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high- quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, our ability to sell our platform to existing and prospective customers, our business, results of operations, and financial condition.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage our reputation.

In addition to being subject to litigation in the ordinary course of business, we may become subject to class actions, securities litigation or other actions, including anti-trust and anti-competitive actions. Any litigation may be time consuming, expensive and distracting from the conduct of our day-to-day business. The adverse resolution of any specific lawsuit could have a material adverse effect on our financial condition and liquidity. In addition, the resolution of those matters may require us to issue additional Common Shares, which could potentially result in dilution. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect our cash position.

Negative publicity may adversely affect us.

Media coverage and public statements that insinuate improper actions by us, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation and the morale of our employees, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success is dependent on certain strategic relationships with third parties to execute on our operations and strategy and to uphold our reputation.

We currently have strategic relationships with distributors, resellers, OEMs, system integrators and enterprise application providers. We depend on these relationships to: distribute our solutions; generate sales leads; build brand and market awareness; and implement and support our solutions. We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with resellers, OEMs, system integrators, and enterprise application providers. We generally do not have long-term or exclusive agreements with these strategic partners. If we lose a strategic partner in a key market, or if a current or future strategic partner fails to adequately provide customer service to our customers, our reputation will suffer and sales of our product and services could be substantially diminished. Further, our competitors may effectively incentivize our strategic partners to favor our competitors’ products or services, which could diminish our prospects. In addition, strategic partners may not perform as expected under our agreements and we may in the future have disagreements or disputes with such partners. If any such disagreements or disputes cause us to lose access to products or services from a particular supplier, or lead us to experience a significant disruption in the supply of products or services from a current supplier, they could have an adverse effect on our business and operating results.

Because we depend upon a limited number of outside contract manufacturers and warehousing relationships, our operations could be materially delayed or interrupted if we encounter any problems with these contractors.

We do not have any internal manufacturing capabilities, and we rely upon a limited number of contract manufacturers and warehousing relationships (including sole-source relationships). Our ability to ship products to our customers could therefore be significantly delayed or interrupted as a result of a variety of factors relating to our contract manufacturers and warehousing relationships, including:

•failure to effectively manage our contract manufacturer relationships and warehousing relationships, including when switching from one contract manufacturer to another as we are currently undertaking in connection with consolidating our supply chain;
•our contract manufacturers and/or warehousing relationships experiencing delays, disruptions (including fires at its facilities) or quality control problems in their manufacturing and/or logistical operations, especially given the spread of COVID-19, including its highly contagious lineages and sub-lineages, which may impact the supply of our products. The Company has manufacturing partners in multiple countries around the globe and parts for these factories come from a wide variety of sources. An outbreak of COVID-19, including any of its highly contagious lineages or sub-lineages, among manufacturing or warehouse partner employees, or the temporary closure of any of these facilities or delays in transporting any products between locations could impact our ability to fulfill customer orders;
•lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;
•under-estimating our requirements, resulting in our contract manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the contract manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins; and
•the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs.

We are also exposed to risks relating to the financial viability of our contract manufacturers as a result of business and industry risks that affect those manufacturers. In order to finance their businesses during economic downturns or otherwise, our contract manufacturers may need to secure additional sources of equity or debt financing. Such funding may not be available on terms satisfactory to them, or at all, which could result in a material disruption to our production requirements.

If any of our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In particular, certain contract manufacturers are sole manufacturing sources for certain of our products. A failure of our contract manufacturers to satisfy our manufacturing needs on a timely basis, as a result of the factors described above or otherwise, could result in a material disruption to our business until another manufacturer is identified and able to produce the same products, which could take a substantial amount of time, during which our results of operations, financial condition and reputation among our customers and within our industry could be materially and adversely affected. In addition, alternate sources may not be available to us or may not be in a position to satisfy our production requirements on a timely basis or at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing could result in us being unable to deliver the affected products to meet our customer orders.

We depend on sole source and limited source suppliers for key components. If these components are not available on a timely basis, or at all, we may not be able to meet scheduled product deliveries to our customers.

We depend on sole source and limited source suppliers for key components of our products. In addition, our contract manufacturers often acquire these components through purchase orders and may have no long-term commitments regarding supply or pricing from their suppliers. In addition, if demand for telecommunications equipment increases, we may face a shortage of components from our suppliers. This could result in longer lead times, increases in the price of components and a reduction in our margins, all of which could adversely affect the results of our operations. Lengthened lead times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead times for limited source materials and components can be as long as twelve months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Shortages, price increases and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our contract manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized by us.

System or network failures or information security breaches in connection with our solutions and services could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

We provide hosting services as part of our Cloud solutions. These hosting services, which generally take place through third-party data centers, depend upon the uninterrupted operation of data centers and the ability to protect computer equipment and information stored in these data centers against damage that may be caused by natural disaster, pandemics, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of the data centers we use were to become inoperable for an extended period, we might be unable to provide our customers with contracted services, which may result in lost revenue and our customers may cease to use our services entirely. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly to address. Although we take what we believe to be reasonable precautions against such occurrences, and we maintain business interruption insurance in certain limited circumstances, no assurance can be given that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

As a provider of hosted services, we receive confidential information. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business. In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations.

Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.

Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.

We are continually improving and upgrading our information technology systems. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure may be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, terrorism, and human error. If our information technology systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.

We rely on carriers and network service providers to provide network capacity and connectivity, the absence or disruption of which may adversely affect our cloud segment.

We purchase network capacity wholesale from carriers, which we resell to our customers in various retail offerings. If any of these carriers or network service providers experience disruptions to their operations, even if only for a limited time, cease operations, or otherwise terminate the services that we depend on, the delay in switching our technology to another carrier or network service provider, if available, and qualifying them could damage our reputation with our customers, expose us to liability, cause us to lose customers, or have a material adverse effect on our business, financial condition or operating results. We may incur significant costs for switching our technology or taking other actions in preparation for, or in reaction to, disruptions in the operations of these carriers or network service providers. The rates we pay to our carriers and network service providers may also increase, which may reduce our profitability and increase the retail price of our service.

Any impairment of the performance of our solutions or problems in providing our network services to our customers, even if for a limited time, could have an adverse effect on our business, financial condition and operating results.

The significance of our international operations increases our exposure to international business risks that could cause our operating results to suffer.

We intend to maintain our international operations, which may include entry into additional international markets. The possible expansion of our international operations will require management attention and financial resources to establish additional foreign operations, hire additional personnel, and recruit additional international resellers. Incremental revenue may not be adequate to cover the expenses of international expansion. Our possible expansion into new international markets may take longer than anticipated and could directly impact how quickly we increase product sales into these markets. International markets may take additional time and resources to penetrate successfully. Any disruption in the ability of our personnel to travel could impact our ability to expand international operations and to service our international customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition. Other risks that we may encounter in conducting international business activities generally could include the following: economic and political instability; unexpected changes in foreign regulatory requirements and laws; tariffs and other trade barriers; timing, cost, and potential difficulty of adapting our product to the local language standards; longer sales cycles and accounts receivable cash collections cycles; potentially adverse tax consequences, including the complexities of foreign value-added tax (or other tax) systems; fluctuations in foreign currencies; difficulty in enforcing contracts; lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, export controls and other barriers; difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws; compliance with U.S., Canadian and foreign anti-corruption, anti-bribery, and anti-money laundering laws; data privacy laws which may require that customer and consumer data be stored and processed in a designated territory; difficulties in managing systems integrators and technology partners; different technology standards; limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems and, could result in increased costs; reduced or uncertain protection for intellectual property rights in some countries; new and different sources of competition; reduced demand for our products at historical price points; difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws; and restrictions on the repatriation of funds.

Changes in the value of the United States dollar, as compared to the currencies of other countries where we transact business, including the U.S., could harm our operating results and financial condition.

We actively pursue a strategy of growth by acquisition, which exposes us to revenue denominated in numerous foreign currencies. Our organizational structure has changed to include a larger presence in the US and International markets.

Approximately 94% of our revenue in Fiscal 2024 was generated from our North American operations and approximately 6% of our revenue was derived from our international operations. Substantially all of the revenue generated in Fiscal 2024 was denominated in US dollars. Please refer to Note 19 entitled “Segment disclosures” of the 2024 Annual Financial Statements.

Changes in foreign exchange rates between the currencies in which the Company transacts could have a material effect, either favourable or adverse, on both our revenue, expenses and financial condition on a go-forward basis.

We may have exposure to greater than anticipated tax liabilities or expenses.

We conduct our business operations in various foreign jurisdictions and through legal entities or branch offices primarily in Canada, the United States, Ireland, United Kingdom, Colombia, the Philippines and India. Accordingly, we are subject to income taxes as well as non-income based taxes in Canada, as well as these and other foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities. The tax laws of these jurisdictions have detailed and varied tax rules, which are subject to change.

Significant judgment is required in determining our worldwide provision for income taxes, deferred tax assets and other tax liabilities. Although we strive to ensure that our tax estimates and filing positions are reasonable, no assurance can be provided that the final determination of any tax audits or litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods. We also have exposure to additional non-income tax liabilities such as payroll, sales, use, value-added, non-resident withholding, repatriation, net worth, property, harmonized and goods and services taxes in Canada, the United States, Ireland, the United Kingdom, Hong Kong, India and other foreign jurisdictions.

International taxation authorities, including the Canada Revenue Agency, the United States Internal Revenue Service, the Irish Tax Authorities, the United Kingdom’s HM Revenue and Customs and the India Revenue Agency, could challenge the validity of our tax filings or introduce new tax legislation. If any of these taxation authorities are successful in challenging our tax filings or introduce new tax legislation, our income tax expense may be adversely affected and it could also be subject to interest and penalty charges. Any such increase in our income tax expense and related interest and penalties could have a significant impact on future net earnings and future cash flows.

Transfer pricing rules may adversely affect our income tax expense.

We conduct business operations in various jurisdictions and through legal entities in Canada, the United States, throughout Europe and elsewhere. We and certain of our subsidiaries provide solutions and services to, and undertake certain significant transactions with, other subsidiaries in different jurisdictions. The tax laws of many of these jurisdictions have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in the jurisdictions where we carry on business could challenge our transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•changes in the valuation of our deferred tax assets and liabilities;
•expected timing and amount of the release of any tax valuation allowances;
•tax effects of stock-based compensation;
•costs related to intercompany restructurings;
•changes in tax laws, regulations or interpretations thereof; or
•future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

We currently conduct activities in the United States and other jurisdictions through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.

Changes in privacy and contact center laws and regulations, including with respect to AI, may adversely impact our ability to compete and operate in our current markets and cause our operating results to suffer.

Our customers can use our solutions and services to collect, use, process and store information regarding their customers and other individuals. Federal, provincial, and foreign government bodies and agencies may adopt or change laws and regulations regarding the collection, use, processing, storage and disclosure of personal information obtained from consumers and other individuals. In the EU, some of our operations are subject to the EU’s General Data Protection Regulation (“GDPR”) which took effect May 25, 2018. The GDPR introduced a number of obligations for companies including, for example, expanded disclosures about how personal data is to be used, mechanisms for obtaining consent from data subjects, controls for data subjects with respect to their personal data, limitations on retention of personal data and mandatory data breach notifications. Additionally, the GDPR places companies under certain obligations relating to data transfers and the security of the personal data they possess. Given the breadth of the GDPR, there can be no assurance that the measures we have taken for the purposes of compliance will be successful in preventing breach of the GDPR. The related UK GDPR and the UK Data Protection Act of 2018, which ensures that the United Kingdom has in effect the same high standards for data protection in place as under the GDPR, impose stringent operational requirements in the United Kingdom (including through restrictions on processing of personal data and cross-border transfers of personal data, and mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach). The Federal Communication Commission has introduced new rules and regulations regarding compliance with “do not call” lists and robocall mitigation which could adversely affect our TaaS offering given the increased compliance. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self- regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our solutions and services are expected to be capable of use by our customers in compliance with all applicable laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store certain information, which could reduce demand for our solutions and services.

Other new laws and regulations are rapidly coming into effect while existing legislation is quickly evolving. In the United States, the SEC adopted new rules requiring public companies to disclose information about a material cybersecurity incident, including any breach of personal data, within four business days of determining that it has experienced a material cybersecurity incident. Likewise, several privacy laws in the United States came into effect in 2023, including in California, Virginia, Colorado, Connecticut and Utah, and new state privacy laws will come into effect in 2024, including in Montana, Oregon and Texas, all of which give new data privacy rights to their respective residents and impose significant obligations on controllers and processors of consumer data.

There is additionally increasing U.S. and foreign activity in the regulation of AI, and other similar uses of technology. For example, in Europe, there is a proposed regulation (the Artificial Intelligence Act) that, if adopted and approved, could impose onerous and substantial obligations related to the use of AI-related systems. Additionally, several states and localities in the United States have enacted measures related to the use of AI and machine learning in products and services. In October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI tools, and AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission. Depending on how these AI laws and regulations are interpreted, and to the extent that our business practices, products and services utilize AI, we could be subject to, and need to comply with, such obligations. Moreover, our development and use of AI, and the uncertain regulatory environment, could result in reputational harm, liability or other material and adverse consequences to our financial condition and business operations. The introduction of AI technologies into new or existing products may also result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses if we decide to expand generative AI into our product offerings. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. Due to the fact that privacy and information security laws and regulations are subject to change from time to time, our compliance with them may result in cost increases due to necessary systems changes and the development of new processes. Any new or modified laws and regulations may require that we modify our data processing practices and policies, and incur substantial costs and expenses in an effort to comply with such laws and regulations. These laws are complex and there is no ubiquitous approach to maintaining compliance. Requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. If we fail to comply with any of these laws and regulations, we could be subjected to legal risk and other adverse effects to our business and operations.

Growing emphasis by the investment community, regulators and other stakeholders on environmental, social and governance-related matters could impact our business and operations.

As members of the investment community have started to heavily factor in a company’s commitment to environmental, social and governance (“ESG”)-related initiatives and sustainability performance as part of their overall investment thesis and strategy, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the increased focus by investors, regulators and other stakeholders on ESG related practices and disclosures has created, and will likely create for the foreseeable future, increased pressure regarding the enhancement of, and modification to, our disclosure and governance practices. Recently, there has been a growing concern and emphasis by governmental agencies regarding the effects of climate change on the environment and the need to make disclosures to investors regarding a company’s environmental footprint. For example, on March 6, 2024, the SEC adopted a final rule requiring public companies to include certain climate-related disclosures in their respective registration statements and annual reports filed with the SEC, including climate-related financial statement metrics, greenhouse gas emissions and climate-related targets and goals, and management’s role in managing material climate-related risks. A number of state legislators and regulators, including California laws S.B. 253, S.B. 261 and A.B. 1305 in the State of California, as well as non-U.S. governmental agencies (such as the EU’s Corporate Sustainability Reporting Directive), have adopted or are currently considering proposing or adopting other rules, regulations, directives, initiatives and laws requiring ESG-related disclosures or limiting (or affirmatively requiring) certain ESG-related conduct. In the event that we were to become subject to any of the newly adopted climate change and/or ESG-related disclosure regimes, including in the United States and elsewhere, it could require us to, among other things, (i) restrict or limit our operating activities or other conduct, (ii) make material capital improvements and expend material capital resources in connection with such compliance efforts, and (iii) alter our business and operational strategy more generally. Furthermore, there continues to be a lack of consistent proposed climate change and ESG-related legislation, which creates regulatory and economic uncertainty. Separately, enhanced climate-related disclosure requirements and obligations could lead to reputational or other harm with customers, regulators, investors or other stakeholders and could also increase our litigation risks relating to statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent approximations, estimations and uncertainties with respect to calculating, determining and reporting greenhouse gas emissions. Additionally, governmental regulators, including the SEC, have also from time to time applied additional scrutiny to existing climate change-related assertions in public disclosures, increasing the potential for enforcement if any such governmental regulator were to allege that our climate change-related disclosures are misleading or deficient. As a result of the foregoing, we currently face, and are likely to continue to face, increasing pressure regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term. We continue to monitor for these changes and their potential impact on our business, financial condition and industry at large, and seek to implement measures to comply with all such newly implemented requirements; however, given the rapidly changing nature of these rules, regulations, directives, initiatives and laws, and the heightened regulatory scrutiny being applied by governmental agencies across numerous jurisdictions, it is not possible to predict how such matters will ultimately impact our business or that of our critical counterparties at this time.

We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from the EEA, or may be unable to maintain such legitimate means.

With regard to transfers to the United States of personal data (as such term is defined under the General Data Protection Regulation) from employees, customers and users or our European companies, we relied until March 2021 upon the EU – U.S. Privacy Shield, as well as EU standard contractual clauses in certain circumstances, and upon GDPR. The EU – U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU – U.S. Privacy Shield being invalidated by the Court of Justice of the European Union (CJEU). While the validity of the EU standard contractual clauses was confirmed by the Court, the use of the standard contractual clauses with respect to data transfers from the EEA or the UK to the United States may be subject to further challenge. Sangoma withdrew from the EU-US Privacy Shield in March 2021 and since that time we have relied on GDPR and EU standard contractual clauses. We may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA or UK residents, including arrangements to store and process such data outside the United States. The regulatory environment applicable to the handling of personal data from the EEA or the UK, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Should we transfer the personal data of EEA/UK residents to the United States without a GDPR-compliant solution, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA and the UK relating to personal data transfers to us and by us from the EEA or the UK. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

Our results of operating activities may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our revenue is difficult to forecast and may fluctuate significantly from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting revenue and results, many of which are outside of our control, include: foreign exchange fluctuations; competitive conditions; market acceptance of our solutions and services; the ability to hire, train and retain sufficient sales and professional services staff; the ability to complete our service obligations related to product sales in a timely manner; varying size, timing and contractual terms of orders for products, which may delay the recognition of revenue; the ability to maintain existing relationships and to create new relationships to assist with sales and marketing efforts; the discretionary nature of customers’ purchase and budget cycles and changes in their budgets for, and timing of, software and related purchases; the length and variability of the sales cycles for our products; strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; general weakening of the economy resulting in a decrease in the overall demand for enterprise communication solutions and services or otherwise affecting customers’ capital investment levels in enterprise communications; changes in our pricing policies and the pricing policies of our competitors; timing of product development and new product initiatives; changes in the mix of revenue attributable to substantially lower-margin product revenue as opposed to higher-margin product and Cloud solutions and/or services revenue; timing of expenses and recognition of revenue; the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure; and changes in laws and regulations that impact our business.

While we have consistently managed our businesses by scaling our costs to prevailing revenue levels to ensure that we operate profitably and generate positive cash flows to, in part, fund our acquisition strategy, no assurance can be provided that we will be able to sustain this profitability on a quarterly or annual basis.

We, on at least an annual basis, review the value of acquired intangibles and goodwill to determine whether any impairment exists. We also periodically review opportunities to organize operations more efficiently, and may record restructuring charges in connection with any such reorganization. Our acquisition strategy provides management with a regular opportunity with each new acquisition to revisit and re-organize our operations to leverage the strength and synergies introduced by new organizations. Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely and as a result our share price may decline.

We incur increased costs as a result of being a public company in the United States, and our management is required to devote substantial time to public company compliance efforts.

During Fiscal 2022 we became a public company in the United States on the Nasdaq and as a result, we incur additional legal, accounting, stock exchange, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition. If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

We previously identified a material weakness, and significant deficiencies in our internal controls, which if not remediated appropriately or in a timely manner, could result in, among other things, loss of investor confidence and adversely impact our stock price.

The U.S. Sarbanes-Oxley Act, requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, we document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR.

As disclosed in our management’s discussion and analysis for the year ended June 30, 2023, management previously identified a material weakness in internal control related to certain identified deficiencies, as further described therein. As a result, management concluded that our ICFR was not effective as of June 30, 2022. We implemented certain remedial measures, including finalizing business process narratives and coinciding risk control matrices, performing an annual walkthrough of the IT system narratives and controls, implementing enhanced quarterly user access reviews to ensure appropriate segregation of duties, conducted an annual review of our standard accounting policies and focused testing on 11 high priority key controls that directly related to the aggregated deficiencies that results in the material weakness, in order to remediate such material weakness, and while management reasonably believes that such material weakness has been adequately addressed as of the date of this Annual Information Form, there can be no assurance that our efforts were or will be entirely successful.

While we generally believe that our overall internal control environment is sufficient for a company of our size, the existence of any significant deficiency in ICFR additionally requires management to devote significant time and incur significant expenses to remediate any such issue and management may not be able to remediate the issue in a timely manner. Moreover, if we are unable to remediate the existing significant deficiencies, we are otherwise unable to maintain effective ICFR or disclosure controls and procedures, or should another material weakness or significant deficiency be identified, our ability to record, process and report financial information accurately, and prepare financial statements within required time periods, could be materially and adversely affected, any of which could subject us to litigation or investigations by regulatory authorities, such as the United States Department of Justice and the SEC, requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq or any other U.S.-based exchange.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer than those set forth under U.S. securities laws.

As a foreign private issuer, we are also exempt from the rules and regulations promulgated under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should therefore not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings as well as certain shareholder approval requirements prior to the issuance of securities under Nasdaq listing rules, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

We may cease to qualify as a foreign private issuer if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which could increase our costs of being a public company in the United States. Additionally, the regulatory and compliance costs to us under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer, and therefore could materially impact our financial condition.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

Other new laws and regulations are rapidly coming into effect or are being contemplated, which create further corporate governance and disclosure requirements. For example, the SEC recently adopted new rules on Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure, which will require reporting companies, including us, to report information relating to certain cyber-attacks or other information security breaches in disclosures required to be made under the federal securities laws and may increase our costs of doing business, expose us to potential compliance risk, including the ability to make timely disclosures to the public, and impact the manner in which we operate. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospect. Additionally, the rapid evolution and increased adoption of AI technologies and our obligations to comply with emerging laws and regulations may require us to develop additional AI-specific governance programs and comply with related disclosure regimes.

There remains increased focus from lawmakers and regulators on corporate ESG practices, including climate change and related ESG disclosure requirements. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations. In addition, standards for tracking and reporting ESG matters continue to evolve, and our business may be impacted by new laws, regulations or investor criteria in the United States, Europe and around the world related to ESG. In March 2024, the SEC adopted new rules that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rules require information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks will also include disclosure of a registrant's greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The SEC’s newly adopted climate-related disclosure rules may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past and expanded data collection, analysis and certification with respect to greenhouse gas emissions reporting that may not be complete or accurate, and impose increased oversight obligations on our management and board of directors. These and other regulations, disclosure-related and otherwise, including California laws S.B. 253, S.B. 261 and A.B. 1305 and the EU’s Corporate Sustainability Reporting Directive, may increase our costs as well as increase scrutiny regarding our ESG efforts, which may enhance the risks discussed in this risk factor. These legal and regulatory requirements, as well as investor expectations related to ESG practices and disclosures are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with. If we fail to adapt to or comply with all laws, regulations, policies and related interpretations, our business and reputation could be negatively impacted, and our share price and access to/cost of capital could be materially and adversely affected. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Material and adverse developments impacting the financial services industry at large, including the occurrence of actual (or widespread concerns regarding the potential occurrence of) defaults, illiquidity, operational failures and non-performance by financial institutions and critical counterparties, could have a material and adverse effect on our business, financial condition and results of operations.
The occurrence of actual (or widespread concerns regarding the potential occurrence of) illiquidity, operational failures, defaults, non-performance or other material and adverse developments that impact financial institutions and transactional counterparties, or other entities within the financial services industry at large, have previously caused, and could continue to cause, market-wide liquidity issues, bank-runs and general contagion across the global financial industry. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation (the “FDIC”) was subsequently appointed as a receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership. While the U.S. Federal Reserve Board, the FDIC and the U.S. Department of Treasury collectively agreed to guarantee all deposits, above and beyond the limit on insured deposits of $250,000 at these financial institutions, there can be no assurance that there will not be additional bank failures or issues in the broader financial system. Likewise, there is no guarantee that any of the U.S. Department of Treasury, the FDIC or the Federal Reserve Board will provide access to any additional uninsured funds in the future in the event of the closure or failure of any other banks or financial institutions, or that they would do so promptly or in a timely fashion. Additionally, substantial and rapid increases in interest rates and inflation have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. While the U.S. Department of Treasury, Federal Reserve and the FDIC have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, the liquidity needs of financial institutions, including as a result of widespread demands for customer withdrawals, may exceed the capacity of such program.
Furthermore, we and other parties with who we conduct business and engage commercially may be unable to access critical funds in deposit accounts or other accounts held with a closed or failing financial institution or pursuant to lending arrangements with such financial institutions. Accordingly, in such instance, our ability to pay our obligations, and any of our counterparties’ ability to pay their respective obligations, or enter into new commercial arrangements requiring additional payments, could be materially and adversely affected.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) June 30, 2027 (the last day of the fiscal year ending after the fifth anniversary of the effective date of our registration statement on Form F-10); (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.

Dual listed shares may be exposed to increased volatility.

The Company’s listing on both the TSX and Nasdaq may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes, This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices.

If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended June 30, 2024. We have not yet completed our PFIC analysis for the taxable year ended June 30, 2023. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years and that we were not a PFIC in 2024. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make Qualified Electing Fund elections if we are classified as a PFIC.

Our share price in the past has been volatile, and may continue to be volatile or may decline significantly regardless of our operating performance, and investors may not be able to resell shares at or above the price at which they purchased the shares.

Our Common Shares are publicly traded on the TSX and the Nasdaq. At times, the share price has been volatile. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control and which may be accentuated due to the relatively low average daily trading volume in our Common Shares. The factors include:

•fluctuations in the overall stock market;
•actual or anticipated fluctuations in our quarterly operating results;
•the exercise of options and subsequent sales of shares by option holders, including those held by our senior management and other employees;
•sales or perceived sales of additional Common Shares;
•addition to or departure of our executive officers, directors and/or other key personnel;
•actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•the failure of securities analysts to cover the Company and/or changes in financial forecasts and recommendations by securities analysts;
•operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;
•fluctuations to the costs of vital products and services used by us in our business;
•size of our public float;
•short sales, hedging and other derivative transactions involving our Common Shares;
•release or expiration of transfer restrictions on outstanding Common Shares (including Common Shares subject to lock-up restrictions);
•fluctuations in foreign exchange rates;
•changes in global financial markets and global economies and general market conditions, such as interest rates;
•operating and financial performance that vary from the expectations of management, securities analysts and investors;
•financial projections we may provide to the public, any changes in these projections or failure to meet these projections;
•litigation involving us, our industry, or both;
•news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;
•current and future global economic, political and social conditions, including any fears or concerns regarding a resurgence of COVID-19 , rising inflation rates and fears about an actual or threatened global recession;

•regulatory changes affecting our industry generally and our business and operations; and
•natural disasters, terrorist attacks and acts of war, including the ongoing Russo-Ukraine War and the Israel-Hamas conflict (and responses taken by governmental authorities in response to such matters).

In addition, at various times, the stock markets, including the TSX and the Nasdaq, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have initiated securities class action litigation following declines in stock prices of technology companies. Any future litigation may subject us to substantial costs, divert resources and the attention of management from our business, which could harm our business and operating results.

There can be no assurance that an active trading market for the Common Shares will be sustained in the future on the TSX and the Nasdaq or any other regulated public market. If an active public market is not sustained, the liquidity of an investment in the Common Shares may be limited and our share price may decline.

We are subject to export and import controls and anti-corruption and economic sanctions laws that could impair our ability to offer our platform internationally or subject us to liability if we are not in compliance with applicable laws.

As a result of our international operations, we and the companies we have acquired are subject to a number of Canadian, U.S. and foreign laws relating to anti-corruption, economic sanctions and to export and import controls which presently limit and could limit further our ability to offer our platform in certain jurisdictions or to certain customers. In addition, the export of our technology, hardware or software in certain jurisdictions may require governmental authorizations. Complying with export or import controls and anti-corruption and economic sanctions laws may be time-consuming and result in the delay or loss of business opportunities.

Any change in export or import controls, anti-corruption laws, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such restrictions or legislation, could result in decreased use of our products by customers or in our decreased ability to offer our products internationally, which would harm our business, operating results and financial condition. Furthermore, failure to comply with export or import controls or with anti-corruption or economic sanctions laws may expose us to government investigations, more onerous compliance requirements and significant penalties, which could harm our business, operating results and financial condition. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Trade wars and changes in international trade law and policies may have a material adverse effect on our business, financial condition and results of operations. In October 2022, the Biden administration issued a new set of export controls which (i) banned Chinese companies from buying advanced chips and chip-making equipment in the United States without a license, and (ii) restricted the ability of U.S. persons from providing support for the development or production of chips at certain manufacturing facilities in China. Moreover, in December 2022, the United States imposed new duties on imports from certain major solar panel makers in China after an investigation determined that such manufacturers were avoiding tariffs by finishing their products in Southeast Asian countries. More recently, President Biden signed an executive order that will make it more difficult for U.S. firms to invest in certain Chinese companies—citing national security concerns, the executive order prohibits investments in AI and quantum computing. In response to the foregoing, China implemented its own export controls on two rare elements, germanium and gallium, which the United States relies on to produce chips, fiber optics and solar panels.

As a global company, our success depends on our ability to sell across borders. Trade wars and changes in laws and policy relating to trade or taxes may have an adverse effect on our business, financial condition and results of operations. More specifically, the geopolitical environment of the markets where we operate may influence customer demand for our products and may have an impact on input costs. For instance, any potential changes in the economic and political climate in the United States, such as the potential changes to, or the termination of, trade agreements between the United States and the EU, or among Canada, the United States and Mexico, or the increased geopolitical uncertainty in the EU, could impact our business and our sales and profitability.

Changes in accounting standards and interpretations, and our adoption thereof, as well as subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

IFRS accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regards to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments or if actual circumstances differ from those in our assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Further, our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our locations may be vulnerable to the adverse effects of climate change. Furthermore, it is more difficult to mitigate the impact of these events on our employees while they work from home as a result of the COVID-19 pandemic. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the United States, Canada and elsewhere have the potential to disrupt our business, the business of our suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. In particular, we rely on data centers to deliver our solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect our cost structure.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Annual Information Form and within the Company’s financial statements, no director or executive officer of Sangoma and, to the knowledge of the directors and executive officers of Sangoma, none of their respective associates or affiliates, nor any person who beneficially owns or exercises control or direction, directly or indirectly, over more than 10% of the Company’s outstanding Common Shares, nor their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or in any proposed transaction which has materially affected or is reasonably expected to materially affect Sangoma or any of its subsidiaries on a consolidated basis.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Sangoma is not aware of any legal proceedings material to the Company to which it is a party, or that any of the Company’s property is or was the subject of, during Fiscal 2024 nor is Sangoma aware of any such legal proceedings being contemplated.

To the best of the Company’s knowledge, Sangoma is not currently a party to any regulatory investigation or proceeding or subject to any potential penalty or sanction, individually or in the aggregate, relating to securities legislation, which is likely to have a material adverse effect on the business, operations or financial condition of the Company as a whole. Further, Sangoma has not entered into any settlement agreements before a court or regulatory authority relating to securities legislation during Fiscal 2024.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Common Shares is Odyssey Trust Company at its principal office in Calgary, Alberta.

MATERIAL CONTRACTS

Except as follows, Sangoma did not enter into any material contracts during the twelve months ended June 30, 2024 or before the twelve months ended June 30, 2024 that are still in effect, other than in the ordinary course of business:

•Second Amended and Restated Credit Agreement among Sangoma Technologies Inc. and Sangoma U.S. Inc. and the Toronto-Dominion Bank and certain of its subsidiaries and the Bank of Montreal and certain of its subsidiaries dated as of March 28, 2022, as most recently amended on June 4, 2024.
•Underwriting agreement among the 2020 Offering Underwriters and the Company dated July 24, 2020 in connection with the 2020 Offering.

INTERESTS OF EXPERTS

KPMG LLP, the external auditors of the Company, reported on the 2024 Annual Financial Statements. KPMG LLP has advised the Company that they are independent of the Company within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario). None of the directors, officers or employees of KPMG LLP, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under Sangoma’s SEDAR+ profile at www.sedarplus.ca

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular dated November 8, 2023 prepared and filed in connection with our annual meeting of shareholders held on December 12, 2023. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the year ended June 30, 2024.

GLOSSARY OF TECHNICAL TERMS

Analog: Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API: An Application Program Interface (“API”) is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allow programmers to write programs for Windows that use all its built- in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec: In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compress the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729 and G.723. Most audio codecs are lousy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony: In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

Gateway: In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN: Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports Basic Rate Interface (“BRI”) which is essentially an all-digital replacement for ordinary analog lines and Primary Rate Interface (“PRI”) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IP: The Internet Protocol (“IP”) is the primary protocol in the internet layer of the IP suite and delivers data packets from the source host to the destination host solely based on the IP address.

IP-PBX: IP-PBX is a VoIP-based PBX that uses IP to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

ISP: Internet Service Provider (“ISP”).

IVR: Interactive Voice Response (“IVR”) systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source: Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder: NetBorder is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.

PBX: A Private Branch Exchange (“PBX”) is an enterprise communication system that is typically On- premise to deliver calls from the PSTN or VoIP network to phones in a single or multiple locations.

PSTN: A Public Switched Telephone Network (“PSTN”) is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC: A Session Border Controller (“SBC”) is a device deployed in VoIP networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

Signalling: Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification and handling the different features like hook- flash and voicemail properly. There are different signalling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialling tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signalling protocol used internally by the telecommunications networks known as SS7. In all cases signalling has to be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP: Session Initiation Protocol (“SIP”) is the emerging standard signalling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1: A T1 line is a circuit that carries 24 digital telephone calls simultaneously. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM: Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.

Unified Communications: Unified Communications (“UC”) is a concept in which voice, email, messaging, video and any other type of communication are all considered forms of data that can be combined, manipulated and used in intelligent applications in a seamless way.

VoIP: Voice over IP (“VoIP”) is the transfer of voice traffic over the IP. IP is used universally for all networking including local area networks and private networks, not just the Internet. As such, VoIP is not necessarily voice over the Internet, but voice over general data networks.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

SANGOMA TECHNOLOGIES CORPORATION
(the “Corporation”)

1. PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors of the Corporation (the “Board”). The members of the Committee and the chair of the Committee (the “Chair”) are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the Corporation’s financial controls and reporting and monitoring whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

2. COMPOSITION

1)The Committee shall consist of a minimum of three members of the Board.
2)The Committee must be constituted as required under National Instrument 52-110– Audit Committees, as it may be amended or replaced from time to time (“NI 52-110”), and the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq Listing Rules”).
3)All members of the Committee must (except to the extent permitted by NI 52-110 and applicable phase-in exemptions under Nasdaq Listing Rules) be (i) independent (as defined by NI 52-110), and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee and (ii) independent within the meaning of Nasdaq Listing Rules and Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission (and any successor rules thereto).
4)No members of the Committee shall receive, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries.
5)All members of the Committee must (i) (except to the extent permitted by NI 52-110) be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements) and (ii) be able to read and understand fundamental financial statements. No member of the Committee shall have participated in the preparation of financial statements of the Corporation or any current subsidiary of the Corporation for the preceding three full fiscal years. At least one member of the Committee shall at all times be financially sophisticated (within the meaning set forth in the Nasdaq Listing Rules).
6)Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy exists on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains.

3. Limitations on Committee’s Duties

In contributing to the Committee’s discharge of its duties under this Charter, each will be obliged to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject. Members are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations and reports made by management of the Corporation as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with applicable generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4. Meetings

The Committee should meet not less than four times annually. The Committee should meet within 45 days following the end of the first three financial quarters of the Corporation and shall meet within 90 days following the end of the fiscal year of the Corporation. A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Committee shall by resolution determine. The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided to each member of the Committee. The Committee shall report to the Board in a timely manner with respect to each of its meetings held, which may take the form of circulating copies of the minutes of such meeting.

Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon two days’ prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor shall be entitled to request that the Chair call a meeting. If the Chair is absent from a meeting, the Committee members in attendance will serve as Co-Chairs for the purposes of that meeting.

The Committee shall determine any desired agenda items and may ask members of management and employees of the Corporation (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to information of the Corporation (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Corporation with management, employees, the external auditor and others as they consider appropriate.

The Committee or its Chair should meet at least once per year with management and the external auditor in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the review and approval of the Corporation’s interim financial statements.

5. Responsibilities:

As part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Committee’s role), the Committee will have the power and authority:

A. Disclosure

(1)to review, approve and recommend for Board approval the Corporation’s interim financial statements, including any certification, report, opinion or review rendered by the external auditor and the related management’s discussion and analysis and press release;
(2)to review, approve and recommend for Board approval the Corporation’s annual financial statements, including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release;
(3)to review and approve any other press releases that contain material financial information and such other financial information of the Corporation provided to the public or any governmental body as the Committee requires;
(4)to satisfy itself that adequate procedures have been put in place by management for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and the related management’s discussion and analysis;
(5)to review any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;
(6)to receive periodically management reports assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures;

B. Internal Control Over Financial Reporting

(7)to review management’s process to identify and manage the significant risks associated with the activities of the Corporation;
(8)to review the effectiveness of the internal control systems for monitoring compliance with laws and regulations;
(9)to receive periodical management reports assessing the adequacy and effectiveness of the Corporation’s internal control systems;
(10)to assess the overall effectiveness of the internal control and risk management frameworks through discussions with management and the external auditors and assess whether recommendations made by the external auditors have been implemented by management;

C. External Auditor

(11)to recommend to the Board the selection of the external auditor and the fees and other compensation to be paid to the external auditor;
(12)to have the authority to communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the Board as needed;
(13)to advise the external auditor that it is required to report to the Committee, and not to management;

(14)to monitor the relationship between management and the external auditor, including reviewing any management letters or other reports of the external auditor, discussing any material differences of opinion between management and the external auditor and resolving disagreements between the external auditor and management;
(15)to review and discuss with the external auditor all critical accounting policies and practices to be used in the Corporation’s financial statements, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the external auditor;
(16)to review any major issues regarding accounting principles and financial statement presentation with the external auditor and management, including any significant changes in the Corporation’s selection or application of accounting principles and any significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements.
(17)to, if considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor;
(18)to review and discuss on an annual basis with the external auditor all significant relationships they have with the Corporation, management or employees that might interfere with the independence of the external auditor;
(19)to pre-approve all non-audit services to be provided by the external auditor, or delegate such pre-approval of non-audit services to the Chair of the Committee; provided that the Chair shall notify the Committee at each Committee meeting of the non-audit services they approved since the last Committee meeting;
(20)to review the performance of the external auditor and recommend any discharge of the external auditor when the Committee determines that circumstances warrant;
(21)to periodically consult with the external auditor out of the presence of management about (a) any significant risks or exposures facing the Corporation, (b) internal controls and other steps that management has taken to control such risks, and (c) the fullness and accuracy of the financial statements of the Corporation, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;
(22)to review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the Corporation;

D. Audit

(23)to review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report;
(24)following completion of the annual audit and quarterly reviews, to review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews;
(25)to review any significant disagreements between management and the external auditor in connection with the preparation of the financial statements;
(26)to review with the external auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;
(27)to review the system in place to seek to ensure that the financial statements, management’s discussion and analysis and other financial information disseminated to regulatory authorities and the public satisfy applicable requirements;

E. Other

(28)to inform the Board of matters that may significantly impact on the financial condition or affairs of the business;
(29)to review the public disclosure regarding the Committee required from time to time by NI 52-110;
(30)to review in advance, and approve, the hiring and appointment of the Corporation’s Chief Financial Officer;
(31)to establish and oversee the effectiveness of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing under the Corporation’s whistleblower policy; and
(32)to perform any other activities as the Committee or the Board deems necessary or appropriate.

5. ACCESS TO PERSONNEL & INFORMATION
The Committee shall have access to such officers and employees of the Corporation, the Corporation’s independent auditors and its legal counsel, to separate legal counsel and advisors and to such information respecting the Corporation as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6. NO RIGHTS CREATED
This Charter is a broad policy statement and is intended to be part of the Committee’s flexible governance framework. While this charter should comply with all applicable law and the Corporation’s constating documents, this Charter does not create any legally binding obligations on the Committee, the Board, any director or the Corporation.